    As filed with the Securities and Exchange Commission on December 30, 2002

                        Registration Nos.  and 811- 04846

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
         Pre-Effective Amendment No.                                         [ ]
         Post-Effective Amendment No.                                        [ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
         Amendment No.   34                                                  [X]

                        (Check appropriate box or boxes)

         Separate Account I of National Integrity Life Insurance Company
                           (Exact Name of Registrant)

                    National Integrity Life Insurance Company
                               (Name of Depositor)

                  515 West Market Street, Louisville, KY 40202
         (Address of Depositor's Principal Executive Offices) (Zip Code)
        Depositor's Telephone Number, including Area Code (502) 582-7900

                             G. Stephen Wastek, Esq.
                        Integrity Life Insurance Company
                             515 West Market Street
                           Louisville, Kentucky 40202
                     (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:
          As soon after the effective date of this Registration Statement as is practicable.

Title of Securities Registered:
         Individual Deferred Variable Annuity Contracts
====================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

                                ANNUICHOICE PLUS
                         SINGLE PREMIUM VARIABLE ANNUITY
               issued by NATIONAL INTEGRITY LIFE INSURANCE COMPANY

This prospectus describes single premium variable annuity contracts offered to individuals and to groups by National Integrity Life Insurance Company, a subsidiary of The Western and Southern Life Insurance Company (W&S). The contracts (collectively, a CONTRACT) provide several types of benefits, some of which have tax-favored status under the Internal Revenue Code of 1986, as amended. Separate Account I funds the variable annuity contract. You may allocate contributions to various available investment divisions of the Separate Account, called Variable Account Options, or to one of two STO Accounts, referred to as Fixed Accounts. The Variable Account Options and Fixed Accounts are together referred to as INVESTMENT OPTIONS.

Your contributions to the Variable Account Options of Separate Account I are invested in shares of the Portfolios of the following mutual funds or unit investment trust (UIT):

FIDELITY VIP FUNDS                                           THE LEGENDS FUND
Fidelity VIP Asset Manager                                   Baron Small Cap
Fidelity VIP Asset Manager: Growth                           Gabelli Large Cap Value
Fidelity VIP Balanced                                        Harris Bretall Sullivan & Smith Equity Growth
Fidelity VIP Contrafund                                      Third Avenue Value
Fidelity VIP Equity-Income
Fidelity VIP Growth
Fidelity VIP Growth & Income                                 MFS FUNDS
Fidelity VIP Growth Opportunities                            MFS Capital Opportunities
Fidelity VIP High Income                                     MFS Emerging Growth
Fidelity VIP Index 500                                       MFS Investors Growth Stock
Fidelity VIP Investment Grade Bond                           MFS Investors Trust
Fidelity VIP Mid-Cap                                         MFS Mid Cap Growth
Fidelity VIP Money Market                                    MFS New Discovery
Fidelity VIP Overseas                                        MFS Research
                                                             MFS Total Return

FRANKLIN TEMPLETON VIP TRUST                                 PUTNAM FUNDS
Franklin Growth and Income Securities                        Putnam VT The George Putnam Fund of Boston
Franklin Income Securities                                   Putnam VT Growth and Income Fund
Franklin Large Cap Growth Securities                         Putnam VT International Growth
Mutual Shares Securities                                     Putnam VT New Opportunities Fund
Templeton Foreign Securities                                 Putnam VT Small Cap Value Fund
Templeton Growth Securities                                  Putnam VT Voyager Fund
                                                             Putnam VT Voyager Fund II
JANUS ASPEN SERIES
Janus Aspen Series Aggressive Growth                         SCUDDER VIT FUNDS
Janus Aspen Series Growth                                    Scudder EAFE Equity Index Fund
Janus Aspen Series International Growth                      Scudder Equity 500 Index Fund
Janus Aspen Series Worldwide Growth                          Scudder Small Cap Index Fund

J.P. MORGAN SERIES TRUST II
J.P. Morgan Bond
J.P. Morgan International Opportunities
J.P. Morgan Mid Cap Value

TOUCHSTONE VARIABLE SERIES TRUST                             VAN KAMPEN PORTFOLIOS
Touchstone Balanced Fund                                     Van Kampen LIT Comstock
Touchstone Bond Fund                                         Van Kampen LIT Emerging Growth
Touchstone Emerging Growth Fund                              Van Kampen UIF Emerging Markets Debt
Touchstone Enhanced 30 Fund                                  Van Kampen UIF Emerging Markets Equity
Touchstone Growth & Income Fund                              Van Kampen UIF U.S. Real Estate
Touchstone Growth/Value Fund
Touchstone High Yield Fund
Touchstone International Equity Fund
Touchstone Large Cap Growth Fund
Touchstone Money Market Fund
Touchstone Small Cap Value Fund
Touchstone Value Plus Fund


We offer the Quarterly Rate Option (QRO) and two Systematic Transfer Options
(STO), also referred to as FIXED ACCOUNTS. The Fixed Accounts earn a fixed interest rate that we declare each calendar quarter. HOWEVER, FOR THE STO YOU MUST TRANSFER ALL CONTRIBUTIONS YOU MAKE TO THE SIX-MONTH STO INTO OTHER VARIABLE ACCOUNT OPTIONS WITHIN SIX MONTHS AND TRANSFER ALL CONTRIBUTIONS TO THE TWELVE-MONTH STO WITHIN ONE YEAR OF CONTRIBUTION. THIS IS DONE ON A MONTHLY OR QUARTERLY BASIS.

This prospectus contains information about the contract that you should know before investing. You should read this prospectus and any supplements, and retain them for future reference. This prospectus isn't valid unless provided with the current Portfolio prospectuses, which you should also read.

For further information and assistance, contact our Administrative Office at National Integrity Life Insurance Company, P.O. Box 740074, Louisville, Kentucky 40201-0074. Our express mail address is National Integrity Life Insurance Company, 515 West Market Street, Louisville, Kentucky 40202-3319. You may also call us at 1-800-325-8583.

Registration statements relating to the contract, which include a Statement of Additional Information (SAI) dated July 15, 2003, have been filed with the Securities and Exchange Commission. The SAI is incorporated by reference into this prospectus. A free copy of the SAI is available by writing to or calling our Administrative Office. The table of contents for the SAI is found in Appendix C.

THE CONTRACT IS NOT A DEPOSIT OR OTHER OBLIGATION OF, OR GUARANTEED BY, ANY BANK, NOR IS IT INSURED BY THE FDIC. IT IS SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THE CONTRACT OR PASSED ON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

YOU CAN REVIEW AND COPY INFORMATION ABOUT THE CONTRACT AT THE SEC'S PUBLIC REFERENCE ROOM IN WASHINGTON, D.C. FOR HOURS OF OPERATION OF THE PUBLIC REFERENCE ROOM, PLEASE CALL 1-800-SEC-0330. YOU MAY ALSO OBTAIN INFORMATION ABOUT THE CONTRACT ON THE SEC'S INTERNET SITE AT http://www.sec.gov. COPIES OF THAT INFORMATION ARE ALSO AVAILABLE, AFTER PAYING A DUPLICATING FEE, BY ELECTRONIC REQUEST TO publicinfo@sec.gov OR BY WRITING THE SEC'S PUBLIC REFERENCE SECTION, WASHINGTON, D.C. 20459-0102.

The date of this prospectus is July 15, 2003.

                                TABLE OF CONTENTS

SECTION 1 - SUMMARY                                                                            PAGE
Your Variable Annuity Contract                                                                  6
Your Benefits                                                                                   6
How Your Contract is Taxed                                                                      6
Your Contributions                                                                              6
Your Investment Options                                                                         6
Variable Account Options                                                                        6
Account Value and Cash Value                                                                    7
Transfers                                                                                       7
Charges and Fees                                                                                7
Withdrawals                                                                                     7
Added Value Credit                                                                              7
Your Initial Right to Revoke                                                                    7
Risk/Return Summary:  Investments and Risks                                                     8
Table of Annual Fees and Expenses                                                               9
Examples                                                                                       13

SECTION 2 - NATIONAL INTEGRITY AND THE SEPARATE ACCOUNT
National Integrity Life Insurance Company                                                      16
The Separate Account and the Variable Account Options                                          16
Assets of Our Separate Account                                                                 16
Changes In How We Operate                                                                      16

SECTION 3 - YOUR INVESTMENT OPTIONS
Investment Options                                                                             17
Quarterly Rate Option                                                                          28
Systematic Transfer Option                                                                     28

SECTION 4 - DEDUCTIONS AND CHARGES
Separate Account Charges                                                                       29
Annual Administrative Charge                                                                   29
Portfolio Charges                                                                              29
Reduction or Elimination of Separate Account or Administrative Charges                         29
State Premium Tax Deduction                                                                    29
Contingent Withdrawal Charge                                                                   29
Recapture of Added Value Credit                                                                30
Reduction or Elimination of the Contingent Withdrawal Charge                                   31
Transfer Charge                                                                                31
Tax Reserve                                                                                    31

SECTION 5 - TERMS OF YOUR VARIABLE ANNUITY
Contributions Under Your Contract                                                              31
Your Account Value                                                                             32
Units in Our Separate Account                                                                  32
How We Determine Unit Value                                                                    32
Transfers                                                                                      33
Excessive Trading                                                                              33
Specific Notice Regarding the use of this Annuity for Market Timing of Investments             33
Withdrawals                                                                                    34
Assignments                                                                                    34
Annuity Benefits                                                                               35
Annuities                                                                                      35
Fixed Annuity Payments                                                                         35

Timing of Payment                                                                              36
Added Value Credit                                                                             36
Standard Death Benefit                                                                         36
How You Make Requests and Give Instructions                                                    36

SECTION 6 - OPTIONAL CONTRACT FEATURES
Optional Death Benefit                                                                         37
Enhanced Earnings Benefit                                                                      37

SECTION 7 - VOTING RIGHTS
Portfolio Voting Rights                                                                        38
How We Determine Your Voting Shares                                                            39
How Portfolio Shares Are Voted                                                                 39
Separate Account Voting Rights                                                                 39

SECTION 8 - TAX ASPECTS OF THE CONTRACT
Introduction                                                                                   39
Your Contract is an Annuity                                                                    40
Taxation of Annuities Generally                                                                40
Distribution-at-Death Rules                                                                    41
Spousal Continuation                                                                           41
Diversification Standards                                                                      41
Tax-Favored Retirement Programs                                                                41
Inherited IRAs                                                                                 42
Annuities in Qualified Plans                                                                   42
Federal and State Income Tax Withholding                                                       42
Impact of Taxes on Integrity                                                                   42
Transfers Among Investment Options                                                             42

SECTION 9 - ADDITIONAL INFORMATION
Systematic Withdrawals                                                                         43
Income Plus Withdrawal Program                                                                 44
Dollar Cost Averaging                                                                          44
Systematic Transfer Program                                                                    44
Customized Asset Rebalancing                                                                   44
Legal Proceedings                                                                              44

APPENDIX A - FINANCIAL INFORMATION FOR THE SEPARATE ACCOUNT                                    45
APPENDIX B - ENHANCED EARNINGS BENEFIT CALCULATION EXAMPLES                                    46
APPENDIX C - TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION                          47


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

                                    GLOSSARY

ACCOUNT VALUE - the value of your contract, which consists of the values of your Fixed Accounts and Variable Account Options added together.

ANNUITANT - the person upon whose life an annuity benefit and death benefit are based.

BUSINESS DAY - any day that the New York Stock Exchange is open.

CASH VALUE - your Adjusted Account Value, reduced by any withdrawal charges, Added Value Credit recapture and/or any pro rata annual administrative charges that may apply.

FIRST-YEAR TOTAL CONTRIBUTIONS- All monies deposited into the annuity by either the owner or the company during the first 12 calendar months the contract is in force.

FIXED ACCOUNTS -The Quarterly Rate Option and Systematic Transfer Option.

MINIMUM INTEREST RATE - The minimum interest rate we will credit your Fixed Accounts as required by state non-forfeiture laws.

PORTFOLIO - an investment portfolio of a mutual fund in which Separate Account I invests its assets.

RETIREMENT DATE - the date you elect annuity payments to begin. The Retirement Date can't be later than your 98th birthday, or earlier if required by law.

STO - Systematic Transfer Option - our STO provides a guaranteed interest rate; contributions to the STO must be transferred into other Variable Account Options within either six months or one year of your STO contribution.

TOTAL CONTRIBUTIONS - all premium deposits made in the first contract year.

UNIT - a measure of your ownership interest in a Variable Account Option.

UNIT VALUE - the value of each unit calculated on any Business Day.

VARIABLE ACCOUNT OPTIONS - the various investment options available to you under the contract.

SECTION I - SUMMARY

YOUR VARIABLE ANNUITY CONTRACT

When this prospectus uses the terms "we," "our" and "us," it means National Integrity Life Insurance Company (NATIONAL INTEGRITY). When it uses the terms "you" and "your" it means the Annuitant, who is the person upon whose life the annuity benefit and the death benefit are based. That person is usually the owner of the contract. If the Annuitant doesn't own the contract, the owner has all the rights under the contract until annuity payments begin. If there are joint owners, they share the contract rights and any changes or transactions must be signed by both of them. The death of the first joint owner will determine the timing of distribution.

If you want to invest for retirement by buying an AnnuiChoice Plus Variable Annuity, complete a Customer Profile form (unless your state requires an application) and send it to us along with at least the minimum initial contribution. Because this is a single premium annuity, additional contributions can only be made during the year following the date of your initial contribution. Additional contributions can be any amount you choose, as long as they are above the minimum required contribution discussed below.

YOUR BENEFITS

Your contract has an Account Value, an annuity benefit and a death benefit. These benefits are described in more detail below.

Your benefits under the annuity contract may be controlled by the usual tax rules for annuities, including deferral of taxes on your investment growth until you actually make a withdrawal. You should read Section 8, "Tax Aspects of the Contract" for more information, and possibly consult a tax adviser. The contract can also provide your benefits under tax-favored retirement programs, which may be subject to special eligibility and contribution rules.

HOW YOUR CONTRACT IS TAXED

Under the current tax laws, any increases in the value of your contributions won't be considered part of your taxable income until you make a withdrawal. However, most of the withdrawals you make before you are 59 1/2 years old are subject to a 10% federal tax penalty on the taxable portion of the amounts withdrawn.

YOUR CONTRIBUTIONS

The minimum initial contribution is $20,000. Additional contributions will be accepted in the first contract year and can be as little as $100. Some tax-favored retirement plans allow smaller contributions. For more details on contribution requirements, see Section 5, "Contributions Under Your Contract."

YOUR INVESTMENT OPTIONS

You may have your contributions placed in the Variable Account Options or in the Fixed Accounts, or place part of your contributions in each of them. The Variable Account Options and Fixed Accounts are together referred to as the INVESTMENT OPTIONS. See "Contributions Under Your Contract" in Section 5. To select investment Options most suitable for you, see Section 3, "Your Investment Options."

VARIABLE ACCOUNT OPTIONS

Each of the Variable Account Options invests in shares of an investment portfolio of a mutual fund or UIT. Each investment portfolio is referred to as a PORTFOLIO. The investment goals of each Variable Account Option are the same as the Portfolio in which it's invested. For example, if your investment goal is to save money for retirement, you might choose a GROWTH oriented Variable Account Option, which invests in a GROWTH Portfolio. Your value in a Variable Account Option will vary with the performance of the corresponding Portfolio. For a full description of each Portfolio, see that Portfolio's prospectus and Statement of Additional Information.

ACCOUNT VALUE AND CASH VALUE

Your ACCOUNT VALUE consists of the values of your Fixed Accounts and Variable Account Options added together. Fees and charges are discussed in more detail below.

TRANSFERS

You may transfer all or any part of your Account Value among the Investment Options, although there are some restrictions that apply. You can find these under "Transfers" in Section 5. Any transfer must be for at least $250 and may be arranged through our telephone transfer service. Transfers may also be made among certain Investment Options under the following special programs: (i) Dollar Cost Averaging, (ii) Customized Asset Rebalancing, or (iii) transfer of your STO contributions. All of these programs are discussed in Section 9. If you make more than twelve transfers between your Investment Options in one contract year, your account can be charged up to $20 for each transfer.

CHARGES AND FEES

An annual administrative expense charge of $40 is deducted from your Account. A daily charge equal to an annual fee of 1.67% is deducted from the Account Value of each of your Variable Account Options to cover mortality and expense risks and certain administrative expenses. The charges will never be greater than this unless you select an optional contract feature. For more information about these charges, see Section 4, "Deductions and Charges."

WITHDRAWALS

You may make withdrawals as often as you wish. Each withdrawal must be for at least $300. You may withdraw up to 10% of your Account Value each contract year with no withdrawal charges. After the first 10% within a contract year, there will be a charge for any withdrawals you make, based upon the length of time your money has been in your account. See Section 4, "Contingent Withdrawal Charge" and Section 5, "Withdrawals."

ADDED VALUE CREDIT

This annuity automatically provides and Added Value Credit. When you purchase this annuity, an amount equal to 5% of your premium will be credited to your Account Value. Under certain circumstances, this amount may be recaptured by the company.

YOUR INITIAL RIGHT TO REVOKE (FREE LOOK PERIOD)

You can cancel your contract within ten days after you receive it by returning it to our Administrative Office. We will extend the ten-day period as required by law in certain states. If you cancel your contract, we'll return your contract value (contributions net of any investment performance), which may be more or less than your initial contribution. If the law requires, upon cancellation we'll return your contribution without any adjustments. We will also recapture any Added Value Credit that has been credited to your account. Please see Section 4, "Deductions and Charges" for more detailed information.

RISK/RETURN SUMMARY: INVESTMENTS AND RISKS

VARIABLE ANNUITY INVESTMENT GOALS

The investment goals of the AnnuiChoice Plus Single Premium Variable Annuity are protecting your investment, building for retirement and providing future income. We strive to achieve these goals through extensive portfolio diversification and superior portfolio management.

RISKS

An investment in any of the Variable Account Options carries with it certain risks, including the risk that the value of your investment will decline and you could lose money. This could happen if one of the issuers of the stocks becomes financially impaired or if the stock market as a whole declines. Because most of the Variable Account Options are in common stocks, there's also the inherent risk that holders of common stock generally are behind creditors and holders of preferred stock for payments in the event of the bankruptcy of a stock issuer.

For a complete discussion of the risks associated with an investment in any particular Portfolio, see the prospectus of that Portfolio.

TABLE OF ANNUAL FEES AND EXPENSES

OWNER TRANSACTION EXPENSES
      Sales Load on Purchases                                                                            $0
      Deferred Sales Load (as a percentage of contributions) (1)                                 9% Maximum
      Transfer Charge (assessed after 12 transfers in one contract year) (2)                            $20

ANNUAL ADMINISTRATIVE CHARGE

      Annual Administrative Charge                                                                      $40
      (A maximum of $30 may be assessed against the fixed account)

ANNUAL EXPENSES OF THE SEPARATE ACCOUNT
(AS A PERCENTAGE OF SEPARATE ACCOUNT VALUE)

For Contract Years 1-9

      Mortality and Expense Risk Charge                                                             1.52%
      Administrative Expenses                                                                        .15%
                                                                                                    -----
      Base Contract Total Separate Account Annual Expenses                                          1.67%
                                                                                                    =====

         Optional Death Benefit Charge                                                               .20%
                                                                                                    -----
         Highest Possible Total Separate Account Annual Charges if Options Elected                  1.87%
                                                                                                    =====

For Contract Years 10+

      Mortality and Expense Risk Charge                                                             1.00%
      Administrative Expenses                                                                        .15%
                                                                                                    -----
      Base Contract Total Separate Account Annual Expenses                                          1.15%
                                                                                                    =====

         Optional Death Benefit Charge                                                               .20%
                                                                                                    -----
         Highest Possible Total Separate Account Annual Charges                                     1.35%
                                                                                                    =====
OPTIONAL CONTRACT EXPENSES

OPTIONAL DEATH BENEFIT (charges are assessed to the Separate Account only)

The annual fee for the optional death benefit                                                       0.20%

ENHANCED EARNINGS BENEFIT (charges are assessed to both the Separate and Fixed Accounts)

ISSUE AGE                                                                                ANNUAL COST
0-59                                                                                         .20%

60-69                                                                                        .40%

70- 79                                                                                       .50%

Portfolio Annual Expenses After Reimbursement
(AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                                   MANAGEMENT         OTHER         12b-1       TOTAL ANNUAL
 PORTFOLIO                                                            FEES          EXPENSES         FEE          EXPENSES
 ---------                                                            ----          --------         ---          --------
Fidelity VIP Asset Manager: Service Class 2                           .53%            .12%           .25%           .90%(3)
 Fidelity VIP Asset Manager Growth: Service Class 2                   .58%            .17%           .25%          1.00%(3)
 Fidelity VIP Balanced: Service Class 2                               .43%            .15%           .25%           .83%(3)
 Fidelity VIP Contrafund: Service Class 2                             .58%            .11%           .25%           .94%(3)
 Fidelity VIP Equity Income: Service Class 2                          .48%            .11%           .25%           .84%(3)
 Fidelity VIP Growth: Service Class 2                                 .58%            .10%           .25%           .93%(3)
 Fidelity VIP Growth and Income: Service Class 2                      .48%            .11%           .25%           .84%(3)
 Fidelity VIP Growth Opportunity: Service Class 2                     .58%            .12%           .25%           .95%(3)
 Fidelity VIP High Income: Service Class 2                            .58%            .15%           .25%           .98%
 Fidelity VIP Index 500: Service Class 2                              .24%            .04%           .25%           .53%(4)
 Fidelity VIP Investment Grade Bond: Service Class 2                  .43%            .14%           .25%           .82%
 Fidelity VIP Mid Cap: Service Class 2                                .58%            .11%           .25%           .94%(3)
 Fidelity VIP Money Market: Service Class 2                           .18%            .12%           .25%           .55%
 Fidelity VIP Overseas: Service Class 2                               .73%            .20%           .25%          1.18%(3)
 Franklin Growth and Income Securities - Class 2                      .48%            .03%           .25%           .76%
 Franklin Income Securities - Class 2                                 .49%            .04%           .25%           .78%
 Franklin Large Cap Growth Securities - Class 2                       .75%            .03%           .25%          1.03%
 Mutual Shares Securities- Class 2                                    .60%            .19%           .25%          1.04%
 Templeton Foreign Securities - Class 2                               .69%            .22%           .25%          1.16%
 Templeton Growth Securities - Class 2                                .80%            .05%           .25%          1.10%
 Janus Aspen Series Aggressive Growth: Service Shares                 .65%            .02%           .25%           .92%(5)
 Janus Aspen Series Growth: Service Shares                            .65%            .01%           .25%           .91%(5)
 Janus Aspen Series International Growth: Service Shares              .65%            .06%           .25%           .96%(5)
 Janus Aspen Series Worldwide Growth: Service Shares                  .65%            .04%           .25%           .94%(5)
 J.P. Morgan Series Trust II Bond                                     .30%            .45%           .00%           .75%
 J.P. Morgan Series Trust II International Opportunities              .60%            .60%           .00%          1.20%(6)
 J.P. Morgan Series Trust II Mid Cap Value                            .70%            .30%           .00%          1.00%(6)
 Baron Small Cap                                                     1.05%            .60%           .00%          1.65%(7)
 Gabelli Large Cap Value                                              .90%            .60%           .00%          1.50%(7)
 Harris Bretall Equity Growth                                         .65%            .52%           .00%          1.17%(7)
 Third Avenue Value                                                   .65%            .43%           .00%          1.08%(7)
 MFS Capital Opportunities: Service Class                             .75%            .15%           .25%          1.15%(8)
 MFS Emerging Growth: Service Class                                   .75%            .12%           .25%          1.12%
 MFS Investors Growth Stock: Service Class                            .75%            .17%           .25%          1.17%
 MFS Investors Trust: Service Class                                   .75%            .15%           .25%          1.15%(8)
 MFS Mid Cap Growth: Service Class                                    .75%            .15%           .25%          1.15%
 MFS New Discovery: Service Class                                     .90%            .15%           .25%          1.30%(8)
 MFS Research: Service Class                                          .75%            .15%           .25%          1.15%(8)
 MFS Total Return: Service Class                                      .75%            .14%           .25%          1.14%(8)
 Putnam VT The George Putnam Fund of Boston: Class IB                 .65%            .11%           .25%          1.01%
 Putnam VT Growth and Income Fund: Class IB                           .46%            .05%           .25%           .76%(9)
 Putnam VT International Growth Fund: Class IB                        .76%            .18%           .25%          1.19%(9)
 Putnam VT New Opportunities Fund: Class IB                           .54%            .05%           .25%           .84%
 Putnam VT Small Cap Value Fund: Class IB                             .80%            .14%           .25%          1.19%(9)
 Putnam VT Voyager Fund: Class IB                                     .53%            .04%           .25%           .82%
 Putnam VT Voyager II Fund: Class IB                                  .70%            .92%           .25%          1.87%(9)
 Scudder EAFE Equity Index: Class B                                   .45%            .20%           .00%           .65%(10)
 Scudder Equity 500 Index: Class B                                    .20%            .10%           .00%           .30%(10)
 Scudder Small Cap Index: Class B                                     .35%            .10%           .00%           .45%(10)
 Touchstone Balanced                                                  .80%            .10%           .00%           .90%(11)
 Touchstone Bond                                                      .55%            .20%           .00%           .75%(11)


                                       10


 Touchstone Emerging Growth                                           .80%            .35%           .00%          1.15%(11)
 Touchstone Enhanced 30                                               .65%            .10%           .00%           .75%(11)
 Touchstone Growth and Income                                         .80%            .05%           .00%           .85%(11)
 Touchstone Growth/Value                                             1.00%            .10%           .00%          1.10%(11)
 Touchstone High Yield                                                .50%            .30%           .00%           .80%(11)
 Touchstone International Equity                                      .95%            .30%           .00%          1.25%(11)
 Touchstone Large Cap Growth                                          .75%            .20%           .00%           .95%(11)
 Touchstone Money Market                                              .50%            .10%           .00%           .60%(11)
 Touchstone Small Cap Value                                           .80%            .20%           .00%          1.00%(11)
 Touchstone Value Plus                                                .75%            .40%           .00%          1.15%(11)
 Van Kampen LIT Comstock                                              .60%            .21%           .25%          1.06%
 Van Kampen LIT Emerging Growth                                       .70%            .06%           .25%          1.01%
 Van Kampen UIF Emerging Markets Debt                                 .80%            .37%           .00%          1.17%(12)
 Van Kampen UIF Emerging Markets Equity                               .80%            .35%           .25%          1.40%
 Van Kampen UIF U.S. Real Estate                                      .75%            .35%           .00%          1.10%(12)

----------------
(1)  See "Deductions and Charges - Contingent Withdrawal Charge" in Part I,
     Section 4. You may make a partial withdrawal of up to 10% of the Account Value in any contract year minus withdrawals during the current contract year, without incurring a withdrawal charge.

(2) After the first twelve transfers during a contract year, we will charge a transfer fee of $20 for each transfer. This charge doesn't apply to transfers made for dollar cost averaging, customized asset rebalancing, or systematic transfers. See "Deductions and Charges - Transfer Charge" in
     Part I, Section 4.

(3) Actual annual class operating expenses were lower because a portion by the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result if uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time.

(4) The fund's manager has voluntarily agreed to reimburse the class to the extent that total operating expenses (excluding interest, taxes, certain security leasing costs, brokerage commissions and extraordinary expenses) exceed 0.53%. This arrangement can be discontinued by the funds manager at any time. Without this reimbursement, expenses would have been 0.24%, 0.25%, 0.12% and 0.61% respectively.

(5) Expenses are based upon actual annualized expenses for the fiscal year ending December 31, 2001.

(6) The information in this table has been restated to reflect a voluntary agreement by J.P. Morgan Chase Bank of New York, an affiliate of JPMN, to reimburse the portfolio to the extent certain expenses exceed 1.20% for the International Opportunities Portfolio and 1.00% for the Mid-Cap Value Portfolio. Without this agreement, Total Annual Expenses would have been 1.40% and 10.62%, respectively.

(7) Touchstone Advisors has voluntarily agreed to reimburse each of the Legends Fund portfolios for Other Expenses (excluding Management Fees) above an annual rate of .60% of average net assets. Without reimbursements, Total Annual Expenses for the Fund's fiscal year ended June 30, 2002 would have been 2.32% for the Baron Small Cap Portfolio, and 1.63% for the Gabelli Large Cap Value Portfolio. Touchstone Advisors has reserved the right for withdraw or modify its policy of expense reimburse for the portfolios. In the Legends Fund's prospectus, see "Management of the Fund."

(8) Each Series has an expense offset arrangement that reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. The series may enter into other similar arrangements and directed brokerage arrangements which have the effect of reducing the series' expenses. MFS has also contractually agreed, subject to reimbursement, to bear the series' expenses such that the "Other Expenses" do not exceed 0.15% annually. These contractual fee arrangements will continues until at least May 1, 2003 unless changed with the consent of the board of trustees which oversees the series. Without these arrangements the Total Annual Expenses for the portfolios would have been as follows: Capital Opportunity 1.21%, Investors Growth Stock 1.17%, Mid Cap Growth 1.20%, and New Discovery 1.34%

(9)  Reflects actual annualized expenses as of December 31, 2001.

(10) Deutsche Asset Management, Inc. (The Advisor) has voluntarily agreed to waive its fee and/or reimburse expenses of the fund, to the extent necessary, to limit all expenses to the current expense cap listed until April 30, 2002. Absent of this expense cap reimbursement the Management Fees and Other Expenses for the Scudder Funds would be: .20% and .11% for the Equity Index Fund; 0.35% and .28% for the Small Cap Index Fund; and .43% and .36% for the EAFE Equity Index Fund.

(11) Touchstone Advisors, Inc. has voluntarily agreed to waive it's fee and or expense reimbursement arrangement that limit the total expense the funds pays. Without fee waiver or expenses reimbursement limits the funds Total Annual Expenses would have been as follows: Balanced 1.43%; Bond 1.09%; Emerging Growth 1.36%; Enhanced 30 1.79%; Growth and Income 1.36%; Growth/Value 3.00%; High Yield 1.45%; International Equity 2.21%; Large Cap Growth 2.28%; Money Market 2.31%; Small Cap Value 2.16% and Value Plus 2.24%.

(12) The management fee for certain portfolios has been reduced to reflect the voluntary waiver of a portion or all of the management fee and the reimbursement by the portfolios adviser to the extent total annual operating expenses exceed the following percentages: Emerging Markets Debt Portfolio 1.30%; and US Real Estate 1.10%. The advisor may terminate this voluntary waiver at any time at its sole discretion. Absent such reductions, the Management Fees, Other Expenses, 12b-1 Fees, and Total Annual Expenses, respectively, would be as follows: Emerging Markets Debt Portfolio 0.80%, 0.37%, 0.00%, and 1.17%; U.S. Real Estate Portfolio 0.80%, 0.35%, 0.00%, and 1.15%.

EXAMPLES

The examples below show the expenses on a $1,000 investment, assuming a $60,000 average contract value and a 5% annual rate of return on assets. These figures include the Optional Death Benefit and Enhanced Earnings Benefit issue age 70-79.

CUMULATIVE EXPENSES PER $1,000 INVESTMENT IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE PERIOD SHOWN :

PORTFOLIO                                                          1 YEAR       3 YEARS       5 YEARS      10 YEARS
---------                                                          ------       -------       -------      --------
Fidelity VIP Asset Manager: Service Class 2                        120.47        173.23        218.52       326.74
Fidelity VIP Asset Manager Growth: Service Class 2                 121.55        176.43        223.78       336.98
Fidelity VIP Balanced: Service Class 2                             119.72        170.99        214.82       319.52
Fidelity VIP Contrafund: Service Class 2                           120.90        174.51        220.63       330.85
Fidelity VIP Equity Income: Service Class 2                        119.82        171.31        215.35       320.55
Fidelity VIP Growth: Service Class 2                               120.79        174.19        220.10       329.83
Fidelity VIP Growth and Income: Service Class 2                    119.82        171.31        215.35       320.55
Fidelity VIP Growth Opportunity: Service Class 2                   121.01        174.83        221.15       331.88
Fidelity VIP High Income: Service Class 2                          121.33        175.79        222.73       334.94
Fidelity VIP Index 500: Service Class 2                            116.49        161.35        198.84       287.95
Fidelity VIP Investment Grade Bond: Service Class 2                119.61        170.67        214.29       318.48
Fidelity VIP Mid Cap: Service Class 2                              120.90        174.51        220.63       330.85
Fidelity VIP Money Market: Service Class 2                         116.70        162.00        199.91       290.09
Fidelity VIP Overseas: Service Class 2                             123.48        182.16        233.20       355.14
Franklin Growth and Income Securities - Class 2                    118.96        168.75        211.11       312.24
Franklin Income Securities - Class 2                               119.18        169.39        212.17       314.32
Franklin Large Cap Growth Securities - Class 2                     121.87        177.39        255.36       340.03
Mutual Shares Securities - Class 2                                 121.98        177.71        225.88       341.04
Templeton Foreign Securities - Class 2                             123.27        181.53        232.16       353.14
Templeton Growth Securities - Class 2                              122.62        179.62        229.02       347.11
Janus Aspen Series Aggressive Growth: Service Shares               120.69        173.87        219.57       328.80
Janus Aspen Series Growth: Service Shares                          120.58        173.55        219.04       327.77
Janus Aspen Series International Growth: Service Shares            121.12        175.15        221.68       332.90
Janus Aspen Series Worldwide Growth: Service Shares                120.90        174.51        220.63       330.85
J.P. Morgan Series Trust II Bond                                   118.86        168.43        210.58       311.19
J.P. Morgan Series Trust II International Opportunities            123.70        182.80        234.24       357.14
J.P. Morgan Series Trust II Mid Cap Value                          121.55        176.43        223.78       336.98
Baron Small Cap                                                    128.54        197.03        257.45       401.01
Gabelli Large Cap Value                                            126.93        192.30        249.77       386.61
Harris Bretall Equity Growth                                       123.37        181.85        232.68       354.14
Third Avenue Value                                                 122.41        178.98        227.98       345.09
MFS Capital Opportunities: Service Class                           123.16        181.21        231.64       352.14
MFS Emerging Growth: Service Class                                 122.84        180.25        230.07       349.12
MFS Investors Growth Stock: Service Class                          123.37        181.85        232.68       354.14
MFS Investors Trust: Service Class                                 123.16        181.21        231.64       352.14
MFS Mid Cap Growth: Service Class                                  123.16        184.21        231.64       352.14
MFS New Discovery: Service Class                                   124.77        185.97        239.44       367.06
MFS Research: Service Class                                        123.16        181.21        231.64       352.14
MFS Total Return: Service Class                                    123.05        180.89        231.11       351.13
Putnam VT The George Putnam Fund of Boston: Class IB               122.73        179.94        229.55       348.12
Putnam VT Growth and Income Fund: Class IB                         118.96        168.75        211.11       312.24
Putnam VT International Growth Fund: Class IB                      123.59        182.48        233.72       356.14
Putnam VT New Opportunities Fund: Class IB                         119.82        171.31        215.35       320.55
Putnam VT Small Cap Value Fund: Class IB                           123.59        182.48        233.72       356.14
Putnam VT Voyager Fund: Class IB                                   119.61        170.67        214.29       318.48
Putnam VT Voyager II Fund: Class IB                                130.91        203.94        268.63       421.72
Scudder EAFE Equity Index: Class B                                 117.78        165.22        205.25       300.69

                                       13


Scudder Equity 500 Index: Class B                                  114.01        153.92        186.44       263.09
Scudder Small Cap Index: Class B                                   115.63        158.77        194.54       279.37
Touchstone Balanced                                                120.47        173.23        218.52       326.74
Touchstone Bond                                                    118.86        168.43        210.58       311.19
Touchstone Emerging Growth                                         123.16        181.21        231.64       352.14
Touchstone Enhanced 30                                             118.86        168.43        210.58       311.19
Touchstone Growth and Income                                       119.93        171.63        215.88       321.59
Touchstone Growth/Value                                            122.62        179.62        229.02       347.11
Touchstone High Yield                                              119.39        170.03        213.23       316.40
Touchstone International Equity                                    124.24        184.39        236.84       362.11
Touchstone Large Cap Growth                                        121.01        174.83        221.15       331.88
Touchstone Money Market                                            117.24        163.61        202.58       295.40
Touchstone Small Cap Value                                         121.55        176.43        223.78       336.98
Touchstone Value Plus                                              123.16        181.21        231.64       352.14
Van Kampen LIT Comstock                                            122.19        178.34        226.93       343.07
Van Kampen LIT Emerging Growth                                     121.65        176.75        224.31       338.00
Van Kampen UIF Emerging Markets Debt                               123.37        181.85        232.68       354.14
Van Kampen UIF Emerging Markets Equity                             125.85        189.14        244.61       376.89
Van Kampen UIF U.S. Real Estate                                    122.62        179.62        229.02       347.11

CUMULATIVE EXPENSES PER $1,000 INVESTMENT IF YOU CHOSE TO ANNUITIZE OR NOT SURRENDER YOUR CONTRACT AT THE END OF THE SPECIFIED PERIOD (I.E. NO DEFERRED SALES LOAD CHARGED):

PORTFOLIO                                                          1 YEAR       3 YEARS       5 YEARS      10 YEARS
---------                                                          ------       -------       -------      --------
Fidelity VIP Asset Manager: Service Class 2                        30.47         93.23         158.52       326.74
Fidelity VIP Asset Manager Growth: Service Class 2                 31.55         96.43         163.78       336.98
Fidelity VIP Balanced: Service Class 2                             29.72         90.99         154.82       319.52
Fidelity VIP Contrafund: Service Class 2                           30.90         94.51         160.63       330.85
Fidelity VIP Equity Income: Service Class 2                        29.82         91.31         155.35       320.55
Fidelity VIP Growth: Service Class 2                               30.79         94.19         160.10       329.83
Fidelity VIP Growth and Income: Service Class 2                    29.82         91.31         155.35       320.55
Fidelity VIP Growth Opportunity: Service Class 2                   31.01         94.83         161.15       331.88
Fidelity VIP High Income: Service Class 2                          31.33         95.79         162.73       334.94
Fidelity VIP Index 500: Service Class 2                            26.49         81.35         138.84       287.95
Fidelity VIP Investment Grade Bond: Service Class 2                29.61         90.67         154.29       318.48
Fidelity VIP Mid Cap: Service Class 2                              30.90         94.51         160.63       330.85
Fidelity VIP Money Market: Service Class 2                         26.70         82.00         139.91       290.09
Fidelity VIP Overseas: Service Class 2                             33.48         102.16        173.20       355.14
Franklin Growth and Income Securities - Class 2                    28.96         88.75         151.11       312.24
Franklin Income Securities - Class 2                               29.18         89.39         152.17       314.32
Franklin Large Cap Growth Securities - Class 2                     31.87         97.39         165.36       340.03
Mutual Shares Securities - Class 2                                 31.98         97.71         165.88       341.04
Templeton Foreign Securities - Class 2                             33.27         101.53        172.16       353.14
Templeton Growth Securities - Class 2                              32.62         99.62         169.02       347.11
Janus Aspen Series Aggressive Growth: Service Shares               30.69         93.87         159.57       328.80
Janus Aspen Series Growth: Service Shares                          30.58         93.55         159.04       327.77
Janus Aspen Series International Growth: Service Shares            31.12         95.15         161.68       332.90
Janus Aspen Series Worldwide Growth: Service Shares                30.90         94.51         160.63       330.85
J.P. Morgan Series Trust II Bond                                   28.86         88.43         150.58       311.19
J.P. Morgan Series Trust II International Opportunities            33.70         102.80        174.24       357.14
J.P. Morgan Series Trust II Mid Cap Value                          31.55         96.43         163.78       336.98
Baron Small Cap                                                    38.54         117.03        197.45       401.01
Gabelli Large Cap Value                                            36.93         112.30        189.77       386.61
Harris Bretall Equity Growth                                       33.37         101.85        172.68       354.14
Third Avenue Value                                                 32.41         98.98         167.98       345.09
MFS Capital Opportunities: Service Class                           33.16         101.21        171.64       352.14


                                       14


MFS Emerging Growth: Service Class                                 32.84         100.25        170.07       349.12
MFS Investors Growth Stock: Service Class                          33.37         101.85        172.68       354.14
MFS Investors Trust: Service Class                                 33.16         101.21        171.64       352.14
MFS Mid Cap Growth: Service Class                                  33.16         101.21        171.64       352.14
MFS New Discovery: Service Class                                   34.77         105.97        179.44       367.06
MFS Research: Service Class                                        33.16         101.21        171.64       352.14
MFS Total Return: Service Class                                    33.05         100.89        171.11       351.13
Putnam VT The George Putnam Fund of Boston: Class IB               32.73         99.94         169.55       348.12
Putnam VT Growth and Income Fund: Class IB                         28.96         88.75         151.11       312.24
Putnam VT International Growth Fund: Class IB                      33.59         102.48        173.72       356.14
Putnam VT New Opportunities Fund: Class IB                         29.82         91.31         155.35       320.55
Putnam VT Small Cap Value Fund: Class IB                           33.59         102.48        173.72       356.14
Putnam VT Voyager Fund: Class IB                                   29.61         90.67         154.29       318.48
Putnam VT Voyager II Fund: Class IB                                40.91         123.94        208.63       421.72
Scudder EAFE Equity Index: Class B                                 27.78         85.22         145.25       300.69
Scudder Equity 500 Index: Class B                                  24.01         73.92         126.44       263.09
Scudder Small Cap Index: Class B                                   25.63         78.77         134.54       279.37
Touchstone Balanced                                                30.47         93.23         158.52       326.74
Touchstone Bond                                                    28.86         88.43         150.58       311.19
Touchstone Emerging Growth                                         33.16         101.21        171.64       352.14
Touchstone Enhanced 30                                             28.86         88.43         150.58       311.19
Touchstone Growth and Income                                       29.93         91.63         155.88       321.59
Touchstone Growth/Value                                            32.62         99.62         169.02       347.11
Touchstone High Yield                                              29.39         90.03         153.23       316.40
Touchstone International Equity                                    34.24         104.39        176.84       362.11
Touchstone Large Cap Growth                                        31.01         94.83         161.15       331.88
Touchstone Money Market                                            27.24         83.61         142.58       295.40
Touchstone Small Cap Value                                         31.55         96.43         163.78       336.98
Touchstone Value Plus                                              33.16         101.21        171.64       352.14
Van Kampen LIT Comstock                                            32.19         98.34         166.93       343.07
Van Kampen LIT Emerging Growth                                     31.65         96.75         164.31       338.00
Van Kampen UIF Emerging Markets Debt                               33.37         101.85        172.68       354.14
Van Kampen UIF Emerging Markets Equity                             35.85         109.14        184.61       376.89
Van Kampen UIF U.S. Real Estate                                    32.62         99.62         169.02       347.11

These examples assume the current charges that are borne by the Separate Account. The above table and examples are shown only to increase your understanding of the various costs and expenses that apply to your contract, directly or indirectly. The annual rate of return assumed in the examples isn't an estimate or guarantee of future investment performance. The table also assumes an estimated $60,000 average contract value, so that the administrative charge per $1,000 of net asset value in the Separate Account is $0.67. The per $1,000 charge would be higher for smaller Account Values and lower for higher values. Premium taxes at the time of payout also may be applicable. Examples assume that the any fee waiver or expense reimbursement will continue for the period shown.

SECTION 2 - NATIONAL INTEGRITY AND THE SEPARATE ACCOUNT

NATIONAL INTEGRITY LIFE INSURANCE COMPANY

National Integrity is a stock life insurance company organized under the laws of New York. Our home office is located in Goshen, New York. We are authorized to sell life insurance and annuities in 4 states and the District of Columbia. We sell single and flexible premium annuities with underlying investment options, fixed single premium annuity contracts and flexible premium annuity contracts offering traditional fixed guaranteed interest rates. National Integrity is a subsidiary of W&S, a mutual life insurance company originally organized under the laws of the State of Ohio on February 23, 1888.

THE SEPARATE ACCOUNT AND THE VARIABLE ACCOUNT OPTIONS

The Separate Account was established in 1986, and is maintained under the insurance laws of the State of New York. It is a unit investment trust, which is a type of investment company, registered with the Securities and Exchange Commission (SEC). SEC registration does not mean that the SEC is involved in any way in supervising the management or investment polices of the separate account. Each variable account Option invests in shares of a corresponding portfolio. We may establish additional options from time to time. The variable account options currently available are listing in Section 3, "Your Investment Options."

ASSETS OF OUR SEPARATE ACCOUNT

Under New York law, we own the assets of our Separate Account and use them to support the variable portion of your contract and other variable annuity contracts. Annuitants under other variable annuity contracts participate in the Separate account in proportion to the amounts in their contracts. We can't use the Separate Account's assets supporting the variable portion of these contracts to satisfy liabilities arising out of any of our other businesses. Under certain unlikely circumstances, one Variable Account Option may be liable for claims relating to the operation of another Option.

Income, gains and losses, whether realized or unrealized, from assets allocated to the Separate account are credited to or charged against the Separate account without regard to our other income, gains or losses. We may allow charges owed to us to stay in the Separate account, and thus can participate proportionately in the Separate account. Amounts in the Separate account greater than reserves and other liabilities belong to us, and we may transfer them to our general account.

CHANGES IN HOW WE OPERATE

We may change how we or our Separate Account operate, subject to your approval when required by the Investment Company Act of 1940 (1940 ACT) or other applicable law or regulation. We'll notify you if any changes result in a material change in the underlying investments of a Variable Account Option. We may:

|X| add Options to, or remove Options from, our Separate Account, combine two or more Options within our Separate Account, or withdraw assets relating to your contract from one Option and put them into another;
|X|  register or end the registration of the Separate Account under the 1940
     Act;
|X| operate our Separate Account under the direction of a committee or discharge a committee at any time (the committee may be composed of a majority of persons who are "interested persons" of National Integrity under the 1940 Act);
|X| restrict or eliminate any voting rights of owners or others who have voting rights that affect our Separate Account;
|X| cause one or more Options to invest in a mutual fund other than or in addition to the Portfolios;
|X| operate our Separate Account or one or more of the Options in any other form the law allows, including a form that allows us to make direct investments. We may make any legal investments we wish. In choosing these investments, we'll rely on our own or outside counsel for advice.

SECTION 3 - YOUR INVESTMENT OPTIONS

The Portfolios serve as investment vehicles for variable annuity and variable life contracts of insurance companies. Shares of the Portfolios are currently available to the separate account of a number of insurance companies, both affiliated and unaffiliated with FMR or National Integrity. The Board of Trustees of each of the Portfolios is responsible for monitoring the Portfolio for any material irreconcilable conflict between the interests of the policyowners of all separate account investing in the Portfolio and determining what action, if any, should be taken in response. If we believe that a Portfolio's response to any of those events doesn't adequately protect our contract owners, we'll see to it that appropriate and available action is taken. See the Portfolios' prospectuses for a further discussion of the risks associated with the offering of shares to our Separate Account and the separate account of other insurance companies.

FIDELITY VIP FUNDS

THE PORTFOLIOS' INVESTMENT ADVISER. Fidelity Management & Research Company (FMR) is a registered investment adviser under the Investment Advisers Act of 1940. It serves as the investment adviser to each Portfolio. Deutsche Asset Management, Inc. is the VIP Index 500 Portfolio's sub-adviser.

INVESTMENT OBJECTIVES OF THE PORTFOLIOS. Below is a summary of the investment objectives of the Portfolios of Fidelity's VIP Funds. There are no guarantees that a Portfolio will be able to achieve its objective. YOU SHOULD READ FIDELITY'S VIP FUNDS' PROSPECTUS CAREFULLY BEFORE INVESTING.

FIDELITY VIP ASSET MANAGER PORTFOLIO

VIP Asset Manager Portfolio seeks high total return with reduced risk over the long-term by allocating its assets among stocks, bonds and short-term money market instruments.

FIDELITY VIP ASSET MANAGER: GROWTH PORTFOLIO

VIP Asset Manager: Growth Portfolio is an asset allocation fund that seeks to maximize total return over the long term through investments in stocks, bonds, and short-term money market instruments. The portfolio has a neutral mix, which represents the way the portfolio's investments will generally be allocated over the long term. The range and approximate neutral mix for each asset class are shown below:


                                       RANGE             NEUTRAL MIX
           Stock Class                 50-100%             70%
           Bond Class                    0-50%             25%
           Short-Term/
           Money Market Class            0-50%              5%

FIDELITY VIP BALANCED PORTFOLIO

VIP Balanced Portfolio seeks both income and growth of capital by investing approximately 65% of assets in stocks and other equity securities, and the remainder in bonds and other debt securities, including lower-quality debt securities, when its outlook is neutral.

FIDELITY VIP CONTRAFUND(R) PORTFOLIO

VIP Contrafund(R) Portfolio seeks long-term capital appreciation. FMR normally invests the Portfolio's assets primarily in common stocks. FMR invests the Portfolio's assets in securities of companies whose value FMR believes is not fully recognized by the public. The types of companies in which the Portfolio may invest include companies experiencing positive fundamental change such as a new management team or product launch, a significant cost-cutting initiative, a merger or acquisition, or a reduction in industry capacity that should lead to improved pricing; companies whose earning potential has increased or is expected to increase more than generally perceived; companies that have enjoyed recent market popularity but which appear to have temporarily fallen out of favor for reasons that are considered non-recurring or short-term; and companies that are undervalued in relation to securities of other companies in the same industry.

FIDELITY VIP EQUITY-INCOME PORTFOLIO

VIP Equity-Income Portfolio seeks reasonable income. The Portfolio will also consider the potential for capital appreciation. The Portfolio seeks a yield that exceeds the composite yield on the securities comprising the S&P 500. FMR normally invests at least 65% of the Portfolio's total assets in income-producing equity securities.

FIDELITY VIP GROWTH PORTFOLIO

VIP Growth Portfolio seeks capital appreciation. FMR invests the Portfolio's assets in companies FMR believes have above-average growth potential. Growth may be measured by factors such as earnings or revenue. Companies with high growth potential tend to be companies with higher than average price/earnings (P/E) ratios. Companies with strong growth potential often have new products, technologies, distribution channels or other opportunities or have a strong industry or market position. The stocks of these companies are often called "growth" stocks.

FIDELITY VIP GROWTH & INCOME PORTFOLIO

VIP Growth & Income Portfolio seeks high total return through a combination of current income and capital appreciation. FMR normally invests a majority of the Portfolio's assets in common stocks with a focus on those that pay current dividends and show potential for capital appreciation. FMR may also invest the Portfolio's assets in bonds, including lower-quality debt securities, as well as stocks that are not currently paying dividends, but offer prospects for future income or capital appreciation.

FIDELITY VIP GROWTH OPPORTUNITIES PORTFOLIO

VIP Growth Opportunities Portfolio seeks to provide capital growth. FMR normally invests the Portfolio's assets primarily in common stocks. FMR may also invest the Portfolio's assets in other types of securities, including bonds, which may be lower-quality debt securities.

FIDELITY VIP HIGH INCOME PORTFOLIO

VIP High Income Portfolio seeks a high current income, while also considering growth of capital. It normally invests at least 65% of its total assets in income-producing debt securities, preferred stocks, and convertible securities, with an emphasis on lower-quality debt securities.

FIDELITY VIP INDEX 500 PORTFOLIO

VIP Index 500 Portfolio seeks to provide investment results that correspond to the total return (i.e., the combination of capital changes and income) of common stocks publicly traded in the United States. In seeking this objective, the Portfolio attempts to duplicate the composition and total return of the Standard & Poor's 500 Composite Stock Price Index while keeping transaction costs and other expenses low.

FIDELITY VIP INVESTMENT GRADE BOND PORTFOLIO

VIP Investment Grade Bond Portfolio seeks as high a level of current income as is consistent with the preservation of capital by investing in U.S. dollar-denominated investment-grade bonds.

 FIDELITY VIP MID-CAP PORTFOLIO

FMR normally invests the VIP Mid-Cap Portfolio's assets primarily in common stocks. FMR normally invests at least 65% of the Portfolio's total assets in securities of companies with medium market capitalizations. Medium market capitalization companies are those whose market capitalization is similar to the capitalization of companies in the S&P Mid Cap 400 at the time of the investment. Companies whose capitalization no longer meets this definition after purchase continue to be considered to have a medium market capitalization for purposes of the 65% policy.

FIDELITY VIP MONEY MARKET PORTFOLIO

VIP Money Market Portfolio seeks to earn a high level of current income while preserving capital and providing liquidity. It invests only in high-quality, U.S. dollar denominated money market securities of domestic and foreign issuers, such as certificates of deposit, obligations of governments and their agencies, and commercial paper and notes.

FIDELITY VIP OVERSEAS PORTFOLIO

VIP Overseas Portfolio seeks long-term growth of capital primarily through investments in foreign securities. It normally invests at least 65% of its assets in foreign securities.

THE FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST ("TRUST")

Each Fund is a series of the Trust, which is a mutual fund registered with the SEC. Affiliates of Franklin Resources, Inc., which operates as Franklin Templeton Investments, serve as the investment advisors for the funds in which the portfolios invest.

FRANKLIN INCOME SECURITIES PORTFOLIO

The Franklin Income Securities Portfolio seeks to maximize income while maintaining prospects for capital appreciation. Under normal market conditions, the portfolio will invest in both debt and equity securities. The portfolio seeks income by investing in corporate, foreign, and U.S. Treasury bonds. In its search for income producing growth opportunities the portfolio invests in common stocks with attractive dividend yields of companies from a variety of industries such as electric utilities, oil, gas, real estate and consumer goods. From time to time the Portfolio may invest a significant portion of its assets in certain sectors such as utilities.

FRANKLIN GROWTH AND INCOME SECURITIES PORTFOLIO

The Franklin Growth and Income Securities Portfolio seeks capital appreciation with a secondary goal to provide current income. Under normal market conditions, the portfolio will invest at least 65% of its total assets in a broadly diversified portfolio of equity securities that the portfolio's manager considers to be financially strong, but undervalued by the market. The portfolio may invest in real estate investment trusts but does not intend to invest more than 15% of its assets in these trusts.

FRANKLIN LARGE CAP GROWTH SECURITIES PORTFOLIO

The Franklin Large Cap Growth Securities Portfolio seeks capital appreciation. Under normal market conditions, the portfolio will invest at least 80% of its net assets in investments of large capitalization companies. For this portfolio, large-cap companies are those with market capitalization values (share price multiplied by the number of common stock shares outstanding) within those of the top 50% of companies in the Russell 1000 Index, at the time of purchase. The portfolio may also invest up to 25% of its total assets in foreign securities, but currently intends to limit these investments to between 10-15%. In addition to its main investments, the portfolio may invest up to 20% of its net assets in small to medium capitalization companies. Although the portfolio seeks investments across a number of sectors, it expects to have substantial positions in the technology sector and in communications.

MUTUAL SHARES SECURITIES PORTFOLIO

The Mutual Shares Securities Portfolio seeks capital appreciation with a secondary goal of income. Under normal market conditions the portfolio will invest at least 65% of its total assets in equity securities of companies that the manager believes are available at market prices less than their value based on certain recognized objective criteria. The portfolio currently intends to invest up to approximately 25% of its total assets in foreign investments.

TEMPLETON FOREIGN SECURITIES PORTFOLIO

The Templeton Foreign Securities Portfolio seeks long-term capital growth. Under normal market conditions, the portfolio will invest at least 80% of its net assets in investments of issuers located outside the U.S. including those in emerging markets.

TEMPLETON GROWTH SECURITIES PORTFOLIO

The Templeton Growth Securities Portfolio seeks long-term capital growth. Under normal market conditions, the portfolio will invest at least 65% of its total assets in the equity securities of companies located anywhere in the world, including those in the U.S. and emerging markets. The portfolio may also invest up to 25% of its net assets in debt securities of companies and governments located anywhere in the world.

JANUS ASPEN SERIES

Each portfolio of the Janus Aspen Series is a mutual fund registered with the SEC. Janus Capital Corporation serves as the investment adviser to each Portfolio.

INVESTMENT OBJECTIVES OF THE PORTFOLIOS. Below is a summary of the investment goals of the Portfolios of the Janus Aspen Series. There are no guarantees that these objectives will be met. YOU SHOULD READ THE JANUS ASPEN SERIES PROSPECTUSES CAREFULLY BEFORE INVESTING.

JANUS ASPEN AGGRESSIVE GROWTH PORTFOLIO

Janus Aspen Aggressive Growth Portfolio seeks long-term growth of capital. It is a non-diversified portfolio that pursues its objective by normally investing at least 50% of its equity assets in securities issued by medium-sized companies. Medium-sized companies are those whose market capitalization's fall within the range of companies in the S&P MidCap 400 Index. Market capitalization is a commonly used measure of the size and value of a company. The market capitalization's within the Index will vary, but as of December 31, 2001, they ranged from approximately $225 million to $10.5 billion.

JANUS ASPEN GROWTH PORTFOLIO

Janus Aspen Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital. It is a diversified portfolio that pursues its objective by investing primarily in common stocks selected for their growth potential. Although the Portfolio can invest in companies of any size, it generally invests in larger, more established companies.

JANUS ASPEN INTERNATIONAL GROWTH PORTFOLIO

Janus Aspen International Growth Portfolio seeks long-term growth of capital. It invests, under normal circumstances, at least 80% of its net assets in securities of issuers from at least five different countries, excluding the United States. Although the Portfolio intends to invest substantially all of its assets in issuers located outside the United States, it may invest in U.S. issuers and it may at times invest all of its assets in fewer than five countries, or even a single country.

JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO

Janus Aspen Worldwide Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital. It is a diversified portfolio that pursues its objective by investing primarily in common stocks of companies of any size throughout the world. The Portfolio normally invests in issuers from at least five different countries, including the United States. The Portfolio may at times invest in fewer than five countries or even a single country.

J.P. MORGAN SERIES TRUST II

Each portfolio of the J.P. Morgan Series Trust II is a diversified mutual fund registered with the SEC. J.P. Morgan Investment Management Inc. is the investment adviser to the J.P. Morgan Series Trust II.

INVESTMENT OBJECTIVES OF THE PORTFOLIOS. Below is a summary of the investment objectives of the Portfolios of the J.P. Morgan Series Trust II. There is no guarantee that these objectives will be met. YOU SHOULD READ THE PROSPECTUS FOR J.P. MORGAN SERIES TRUST II CAREFULLY BEFORE INVESTING.

J.P. MORGAN BOND PORTFOLIO

J.P. Morgan Bond Portfolio seeks to provide a high total return consistent with moderate risk of capital and maintenance of liquidity. Although the net asset value of the Portfolio will fluctuate, the Portfolio attempts to preserve the value of its investments to the extent consistent with its objective.

J.P. MORGAN INTERNATIONAL OPPORTUNITIES PORTFOLIO

J.P. Morgan International Opportunities Portfolio seeks to provide a high total return from a portfolio of equity securities of foreign companies. The Portfolio is designed for investors who have long-term investment goals and who want to diversify their investments by adding international equities, taking advantage of investment opportunities outside the U.S. The Portfolio seeks to meet its investment goal primarily through stock valuation and selection.

J.P. MORGAN MID CAP VALUE PORTFOLIO

J.P. Morgan Mid Cap Value Portfolio seeks to provide growth from capital appreciation. The Portfolio will generally invest 80% of its total assets in a broad portfolio of common stocks of companies with market capitalization of $1 billion to $20 billion that the advisor believes are undervalued.

THE LEGENDS FUND

The Legends Fund is an open-end management investment company registered with the SEC. Touchstone Advisers, Inc. is the investment advisor of The Legends Fund. Touchstone Advisors has entered into a sub-advisory agreement with a professional manager to invest the assets of each of its portfolios. The sub-adviser for each portfolio is listed below.

INVESTMENT OBJECTIVES OF THE PORTFOLIOS. Following is a summary of the investment objectives of the Legends Fund Portfolios. We can't guarantee that these objectives will be met. You should read the Legends Fund prospectus carefully before investing.

BARON SMALL CAP PORTFOLIO

The Baron Small Cap Portfolio seeks long-term capital appreciation. It is a diversified portfolio that pursues its objective by investing primarily in common stocks of smaller companies with market values under $2 billion selected for their capital appreciation potential. In making investment decisions for the Portfolio, the sub-adviser seeks securities that it believes have (1) favorable price to value characteristics based on the sub-adviser's assessment of their prospects for future growth and profitability, and (2) the potential to increase in value at least 50% over two subsequent years. The sub-adviser to the Portfolio is BAMCO, Inc.

GABELLI LARGE CAP VALUE PORTFOLIO

The Gabelli Large Cap Value Portfolio seeks long term capital appreciation. It is a diversified Portfolio that seeks to achieve its objective by investing primarily in common stocks of large, well known, widely-held, high-quality companies that have a market capitalization greater than $5 billion. Companies of this general type are often referred to as "Blue Chip" companies. The sub-adviser is Gabelli Asset Management Company.

HARRIS BRETALL SULLIVAN & SMITH EQUITY GROWTH PORTFOLIO

Harris Bretall Sullivan & Smith Equity Growth Portfolio seeks long-term capital appreciation. It is a diversified portfolio that pursues its objective by investing primarily in stocks of established companies with proven records of superior and consistent earnings growth. In selecting equity securities for the Portfolio, the sub-adviser looks for successful companies that have exhibited superior growth in revenues and earnings, strong product lines and proven management ability over a variety of business cycles. Harris Bretall Sullivan & Smith, LLC is the sub-adviser to the Portfolio.

THIRD AVENUE VALUE PORTFOLIO

The Third Avenue Value Portfolio seeks long-term capital appreciation. It is a non-diversified portfolio that seeks to achieve its objective mainly by acquiring common stocks of well-financed companies (companies without significant debt in comparison to their cash resources) at a substantial discount to what the sub-adviser believes is their true value. The Portfolio also seeks to acquire senior securities, such as preferred stock and debt instruments, that the sub-adviser believes are undervalued. The sub-adviser is Third Avenue Management LLC.

MFS FUNDS

Each portfolio of the MFS Variable Insurance Trust is a diversified mutual fund registered with the SEC. Massachusetts Financial Services Company is the investment adviser to the MFS Funds.

INVESTMENT OBJECTIVES OF THE PORTFOLIOS. Below is a summary of the investment objectives of the Portfolios of the MFS Funds. There is no guarantee that these objectives will be met. YOU SHOULD READ THE PROSPECTUS FOR MFS VARIABLE INSURANCE TRUST CAREFULLY BEFORE INVESTING.

MFS CAPITAL OPPORTUNITIES PORTFOLIO

MFS Capital Opportunities Portfolio seeks capital appreciation by normally investing at least 65% of its net assets in common stocks and related securities. The Portfolio focuses on companies that MFS believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flow.

MFS EMERGING GROWTH PORTFOLIO

MFS Emerging Growth Portfolio seeks long term growth of capital by normally investing at least 65% of its net assets in common stocks and related securities of emerging growth companies. Emerging growth companies are companies that MFS believes are either (1) early in their life cycle but which have the potential to become major enterprises, or (2) major enterprises whose rates of earnings growth are expected to accelerate because of special factors, such as rejuvenated management, new products, changes in consumer demand, or basic changes in the economic environment. Emerging growth companies may be of any size, and MFS would expect these companies to have products, technologies, management, markets and opportunities that will facilitate earnings growth over time that is well above the growth rate of the overall economy and the rate of inflation.

MFS INVESTORS GROWTH STOCK PORTFOLIO

MFS Investors Growth Stock Portfolio seeks to provide long-term growth of capital and future income rather than current income by investing, under normal market conditions, at least 80% of its net assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts for those securities, of companies which MFS believes offer better than average prospects for long-term growth. MFS looks particularly for companies which demonstrate: (1) a strong franchise, strong cash flows and a recurring revenue stream; (2) a strong industry position where there is potential for high profit margins or substantial barriers to new entry in the industry; (3) a strong management with a clearly defined strategy; and (4) new products or services.

MFS INVESTORS TRUST PORTFOLIO

MFS Investors Trust Portfolio seeks mainly to provide long-term growth of capital, with a secondary objective of current income, by normally investing at least 65% of its net assets in common stocks and related securities. While the Portfolio may invest in companies of any size, it generally focuses on companies with larger market capitalizations that MFS believes have sustainable growth prospects and attractive valuations based on current and expected earnings or cash flow. The Portfolio will also seek to generate gross income equal to approximately 90% of the dividend yield on the Standard & Poor's 500 Composite Index.

MFS MID CAP GROWTH PORTFOLIO

MFS Mid Cap Growth Portfolio seeks long term growth of capital by normally investing at least 80% of its net assets in common stocks and related securities of companies with medium market capitalization that MFS believes have above-average growth potential. Medium market capitalization companies are defined by the Portfolio as companies with market capitalizations equaling or exceeding $250 million but not exceeding the top of the Russell Midcap Growth Index range at the time of the Portfolio's investment. Companies whose market capitalizations fall below $250 million or exceed the top of the Russell Midcap Growth Index range after purchase continue to be considered medium-capitalization companies for purposes of the Portfolio's 80% investment policy. As of February 29, 2000, the top of the Russell Midcap Growth Index range was $59.6 billion.

MFS NEW DISCOVERY PORTFOLIO

MFS New Discovery Portfolio seeks capital appreciation by normally investing at least 65% of its net assets in common stocks and related securities of emerging growth companies. Emerging growth companies are companies that MFS believes offer superior prospects for growth and are either (1) early in their life cycle but which have the potential to become major enterprises, or (2) major enterprises whose rates of earnings growth are expected to accelerate because of special factors, such as rejuvenated management, new products, changes in consumer demand, or basic changes in the economic environment. While emerging growth companies may be of any size, the Portfolio will generally focus on smaller cap emerging growth companies that are early in their life cycle. MFS would expect these companies to have products, technologies, management, markets and opportunities that will facilitate earnings growth over time that is well above the growth rate of the overall economy and the rate of inflation.

MFS RESEARCH PORTFOLIO

The MFS Research Portfolio seeks to provide long-term growth of capital and future income. The portfolio invests, under normal market conditions, at least 80% of its net assets in common stocks and related securities, such as preferred stocks, convertible securities and depository receipts. The portfolio focuses on companies that MFS believes have favorable prospects for long-term growth, attractive valuations based on current and expected earnings or cash flow, dominant or growing market share, and superior management. The portfolio may invest in companies of any size. The investments may include securities traded on securities exchanges or in the over-the-counter markets. The portfolio may invest in foreign securities (including emerging market securities), through which it may have exposure to foreign currencies.

MFS TOTAL RETURN PORTFOLIO

MFS Total Return Portfolio seeks mainly to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth of capital and income. The Portfolio invests in a combination of equity and fixed income securities. Under normal market conditions, the Portfolio invests (1) at least 40%, but not more than 75%, of its net assets in common stocks and related securities such as preferred stock, bonds, warrants or rights convertible into stock, and depositary receipts for those securities; and (2) at least 25% of its net assets in non-convertible fixed income securities. The Portfolio may vary the percentage of its assets invested in any one type of security, within the limits described above, in accordance with MFS's interpretation of economic and money market conditions, fiscal and monetary policy and underlying security values.

PUTNAM FUNDS

Each fund is a mutual fund registered with the SEC. Putnam Investment Management, LLC ("Putnam Management") serves as the investment adviser of each portfolio.

INVESTMENT OBJECTIVES OF THE FUNDS. Below is a summary of the investment objectives of Putnam's VT Funds. YOU SHOULD READ PUTNAM'S VT FUNDS' PROSPECTUS CAREFULLY BEFORE INVESTING.

PUTNAM VT THE GEORGE PUTNAM FUND OF BOSTON

The fund seeks to provide a balanced investment composed of a well diversified portfolio of stocks and bonds which produce both capital growth and current income. The fund invests mainly in a combination of bonds and U.S. value stocks, with a greater focus on value stocks. Value stocks are those that Putnam Management believes are currently undervalued by the market. The fund buys bonds of governments and private companies that are mostly investment-grade in quality with intermediate to long-term maturities. Under normal market conditions, the fund invests at least 25% of the fund's total assets in fixed-income securities, including debt securities, preferred stocks and that portion of the value of convertible securities attributable to the fixed-income characteristics of those securities.

PUTNAM VT GROWTH AND INCOME FUND

The fund seeks capital growth and current income. The fund seeks its goal by investing mainly in common stocks of U.S. companies, with a focus on value stocks that offer potential for capital growth, current income, or both. Value stocks are those stocks Putnam Management believes are currently undervalued by the market. Putnam Management looks for companies undergoing positive change. It invests mainly in large companies.

PUTNAM VT INTERNATIONAL GROWTH FUND

The fund seeks capital appreciation. The fund seeks its goal by investing mainly in common stocks of companies outside the United States. For example, the fund may purchase stocks of companies with stock prices that reflect a value lower than that which we place on the company. The fund may also consider other factors it believe will cause the stock price to rise. The fund invests mainly in midsize and large companies, although it can invest in companies of any size. Although the fund emphasizes investments in developed countries, it may also invest in companies located in developing (also know as emerging) markets.

PUTNAM VT NEW OPPORTUNITIES FUND

The fund seeks long-term capital appreciation by investing mainly in common stocks of U.S. companies, with a focus on growth stocks in sectors of the economy that Putnam Management believes have high growth potential. Growth stocks are issued by companies that Putnam Management believes are fast-growing and whose earnings it believes are likely to increase over time.

PUTNAM VT SMALL CAP VALUE FUND

The fund seeks capital appreciation. The fund seeks its goal by investing in at least 80% of its assets in small companies of a size similar to those in the Russell 2000 Index, an index that measures the performance of small companies. Value stocks are those that Putnam Management believes are currently undervalued by the market. Putnam Management looks for companies undergoing positive change.

PUTNAM VT VOYAGER FUND

The fund seeks capital appreciation by investing mainly in common stocks of U.S. companies, with a focus on growth stocks. Growth stocks are issued by companies that Putnam Management believes are fast-growing and whose earnings it believes are likely to increase over time.

PUTNAM VT VOYAGER FUND II

The fund seeks long-term growth of capital. The fund seeks its goal by investing mainly in common stocks of U.S. companies, with a focus on growth stocks. Growth stocks are issued by companies that Putnam Management believes are fast-growing and whose earnings it believes are likely to increase. The fund invests in companies of all sizes.

SCUDDER VIT FUNDS

The investment adviser for the Scudder VIT Funds is Deutsche Asset Management, Inc. (DeAM). DeAM is a broad-based global investment firm that provides asset management capabilities to a variety of institutional clients worldwide. DeAM presence in all of the major investment markets gives its clients a global network and product range. DeAM manages U.S., international, emerging markets, and fixed income investments and is a leader in index strategies.

INVESTMENT OBJECTIVES OF THE PORTFOLIOS. Following is a summary of the investment objectives of the Scudder Asset Management VIT Funds. We can't guarantee that these objectives will be met. YOU SHOULD READ THE SCUDDER ASSET MANAGEMENT VIT FUNDS PROSPECTUSES CAREFULLY BEFORE INVESTING.

SCUDDER VIT EAFE(R) EQUITY INDEX FUND

The EAFE(R) Equity Index Fund seeks to match, as closely as possible (before expenses are deducted), the performance of the EAFE(R) Index, which measures international stock market performance. The Fund attempts tO invest in stocks and other securities that are representative of the EAFE(R) Index as a whole.

SCUDDER VIT EQUITY 500 INDEX FUND

The Equity 500 Index Fund seeks to match, as closely as possible (before expenses are deducted), the performance of the S&P 500 Index, which emphasizes stocks of large U.S. companies. The Fund attempts to invest in stocks and other securities that are representative of the S&P 500 Index as a whole.

SCUDDER VIT SMALL CAP INDEX FUND

The Small Cap Index Fund seeks to match, as closely as possible (before expenses are deducted), the performance of the Russell 2000 Index, which emphasizes stocks of small U.S. companies. The Fund attempts to invest in stocks and other securities that are representative of the Russell 2000 Index as a whole.

TOUCHSTONE VARIABLE SERIES TRUST

Each portfolio of the Touchstone Variable Series Trust is an open-end, diversified management investment company. Touchstone Advisors, Inc. is the investment adviser of each fund. Bank of Ireland Asset Management (U.S.) Ltd. is the sub-adviser for the International Equity Fund. Westfield Capital Management, Inc./TCW Investment Management Company is the sub-adviser for the Emerging Growth Fund. Todd Investment Advisors is the sub-adviser for the Enhanced 30 Fund. Ark Asset Management Co., Inc is the sub-adviser for the Small Cap Value Fund. Mastrapasqua & Associates is the sub-adviser for the Growth/Value Fund. Ft. Washington Investment Advisors, Inc. is the sub-adviser for the Large Cap Growth, Value Plus, High Yield, Bond and Money Market Funds. Deutsche Investment Management (Americas) Inc. is the sub-adviser for the Growth & Income Fund. OpCap Advisors is the sub-advisor for the Balanced Fund.

TOUCHSTONE BALANCED FUND

Touchstone Balanced Fund seeks to achieve both an increase in share price and current income by investing in both equity securities (generally about 60% of total assets) and debt securities (generally about 40%, but at least 25%). The fund may also invest up to one-third of its assets in securities of foreign companies, and up to 15% in securities of companies in emerging market countries. In choosing equity securities for the fund, the portfolio manager will seek out companies that are in a strong position within their industry, are owned in part by management and are selling at a price lower than the company's intrinsic value. Debt securities are also chosen using a value style, and will be rated investment grade or at the two highest levels of non-investment grade. The portfolio manager will focus on higher yielding securities, but will also consider expected movements in interest rates and industry position.

TOUCHSTONE BOND FUND

Touchstone Bond Fund seeks to provide a high level of current income as is consistent with the preservation of capital by investing primarily in high-quality investment grade debt securities (at least 65% of total assets). The fund invests in mortgage-related securities (up to 60%), asset-backed securities and preferred stocks. The fund also invests in non-investment grade U.S. or foreign debt securities and preferred stock that are rated as low as B (up to 35%).

TOUCHSTONE EMERGING GROWTH FUND

Touchstone Emerging Growth Fund seeks to increase value of fund shares as a primary goal and to earn income as a secondary goal. The fund invests primarily in small cap companies, but may invest in mid cap stocks. It primarily invests in equity securities, including common and preferred stocks and convertible securities.

TOUCHSTONE ENHANCED 30 FUND

Touchstone Enhanced 30 Fund seeks to achieve a total return which is higher than the total return of the Dow Jones Industrial Average ("DJIA"). The fund's portfolio is based on the 30 stocks that compromise the DJIA. The DJIA is a measurement of general market price movement for 30 widely held stocks. The portfolio manager seeks to surpass the total return of the DJIA by substituting stocks that offer above average growth potential for those stocks in the DJIA that appear to have less growth potential. The fund's portfolio will at all times consist of 30 stocks and up to one-third of these holdings may represent substituted stocks in the enhanced portion of the portfolio.

TOUCHSTONE GROWTH & INCOME FUND

Touchstone Growth & Income Fund seeks to increase the value of fund shares over the long-term, while receiving dividend income, by investing at least 50% of total assets in dividend paying common stock, preferred stocks and convertible securities in a variety of industries. The portfolio manager may purchase securities that do not pay dividends (up to 50%) but which are expected to increase in value or produce high income payments in the future.

TOUCHSTONE GROWTH/VALUE FUND

Touchstone Growth/Value Fund seeks long-term capital appreciation primarily through equity investments in companies whose valuation may not reflect the prospects for accelerated earnings and/or cash flow growth. The fund invests primarily in stocks of domestic large-cap growth companies that the portfolio manager believes have a demonstrated record of achievement with excellent prospects for earnings and/or cash flow growth over a 3 to 5 year period. In choosing securities, the portfolio manager looks for companies that it believes to be priced lower than their true value. These may include companies in the technology sector.

TOUCHSTONE HIGH YIELD FUND

Touchstone High Yield Fund seeks to achieve a high level of current income as its main goal, with capital appreciation as a secondary consideration. The fund invests primarily (at least 80% of total assets) in non-investment grade debt securities of domestic corporations. Non-investment grade securities are often referred to as "junk bonds" and are considered speculative.

TOUCHSTONE INTERNATIONAL EQUITY FUND

Touchstone International Equity Fund seeks long term growth of capital by investing at least 80% of total assets in equity securities of foreign issuers. The fund will invest in at least three countries outside of the United States and focuses on companies located in Europe, Australia and the Far East. The fund may invest up to 40% of its assets in securities issued by companies active in emerging market countries.

TOUCHSTONE LARGE CAP GROWTH FUND

Touchstone Large Cap Growth Fund seeks long-term growth of capital by investing primarily in growth-oriented stocks. The fund invests primarily (at least 80% of total assets) in a diversified portfolio of common stocks that are believed to have growth attributes superior to the general market. In selecting investments, the portfolio manager focuses on those companies that have attractive opportunities for growth of principal, yet sell at reasonable valuations compared to their expected growth rate of revenues, cash flows and earnings. These may include companies in the technology sector.

TOUCHSTONE MONEY MARKET FUND

Touchstone Money Market Fund seeks high current income, consistent with liquidity and stability of principal by investing primarily (at least 65% of total assets) in high-quality money market instruments. The fund is a money market fund and tries to maintain a constant share price of $1.00 per share, although there is no guarantee that it will do so.

TOUCHSTONE SMALL CAP VALUE FUND

Touchstone Small Cap Value Fund seeks long-term growth of capital by investing primarily (at least 80% of total assets) in common stocks of small to medium capitalization companies that the portfolio manager believes are undervalued. The portfolio manager looks for stocks that it believes are priced lower than they should be, and also contain a catalyst for growth. These stocks may not pay dividends.

TOUCHSTONE VALUE PLUS FUND

Touchstone Value Plus Fund seeks to increase value of the fund shares over the long-term by investing primarily (at least 65% of total assets) in common stock of larger companies that the portfolio manager believes are undervalued. In choosing undervalued stocks, the portfolio manager looks for companies that have proven management and unique features or advantages, but are believed to be priced lower than their true value. These companies may not pay dividends. Approximately 70% of total assets will generally be invested in large cap companies and approximately 30% will generally be invested in mid cap companies.

VAN KAMPEN PORTFOLIOS

INVESTMENT OBJECTIVES OF THE PORTFOLIOS. Below is a summary of the investment objectives of the Van Kampen Portfolios. There is no guarantee that these objectives will be met. YOU SHOULD READ THE VAN KAMPEN PROSPECTUS CAREFULLY BEFORE INVESTING.

VAN KAMPEN LIT PORTFOLIOS

Van Kampen Investments is the investment adviser for each of the LIT Portfolios

VAN KAMPEN LIT COMSTOCK PORTFOLIO

The Portfolios investment objective and strategy is to seek capital growth and income through investment in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks. The Portfolio may invest up to 25% of its total assets in securities of foreign issuers.

VAN KAMPEN LIT EMERGING GROWTH PORTFOLIO

The Portfolios investment objective and strategy is to seek capital appreciation. Under normal market conditions, the Portfolio's investment adviser seeks to achieve the Portfolio/s investment objective by investing at least 65% of the Portfolios total assets in common stocks of companies the investment adviser believes to be emerging growth companies.

Morgan Stanley Dean Witter Investment Management, Inc. is the investment adviser for each of the UIF Portfolios.

VAN KAMPEN UIF PORTFOLIOS

Morgan Stanley Dean Witter Investment Management, Inc. is the investment adviser for the Emerging Markets Debt. Emerging Markets Equity and U.S. Real Estate Portfolios.

VAN KAMPEN UIF EMERGING MARKETS DEBT PORTFOLIO

Van Kampen UIF Emerging Markets Debt Portfolio seeks high total return by investing primarily in fixed income securities of government and government-related issuers and, to a lesser extent, of corporate issuers in emerging market countries. Using macroeconomic and fundamental analysis, the adviser seeks to identify developing countries that are believed to be undervalued and have attractive or improving fundamentals. After the country allocation is determined, the sector and security selection is made within each country.

VAN KAMPEN UIF EMERGING MARKETS EQUITY PORTFOLIO

The Portfolios investment objective and strategy is to seek long-term capital appreciation by investing primarily in growth-oriented equity securities of issuers in emerging market countries. Under normal circumstances, at least 80% of the assets of the Portfolio will be invested in equity securities of issuers located in emerging market countries.

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO

Van Kampen UIF U.S. Real Estate Portfolio seeks to achieve above-average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts ("REITs") and real estate operating companies.

FIXED ACCOUNTS

FOR VARIOUS LEGAL REASONS, QRO CONTRACTS HAVEN'T BEEN REGISTERED UNDER THE 1940 ACT OR THE SECURITIES ACT OF 1933 ("1933 ACT"). THUS, NEITHER THE QRO CONTRACTS NOR OUR GENERAL ACCOUNT, WHICH GUARANTEES THE VALUES AND BENEFITS UNDER THOSE CONTRACTS, ARE GENERALLY SUBJECT TO REGULATION UNDER THE PROVISIONS OF THE 1933 ACT OR THE 1940 ACT. ACCORDINGLY, WE HAVE BEEN ADVISED THAT THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HASN'T REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE QROS OR THE GENERAL ACCOUNT. DISCLOSURES REGARDING THE QROS OR THE GENERAL ACCOUNT MAY, HOWEVER, BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES.

QUARTERLY RATE OPTION

We offer a QRO which is a fixed interest rate account that declares interest on a calendar quarter basis. The QRO will never credit less than the Minimum Guaranteed Interest Rate.

SYSTEMATIC TRANSFER OPTIONS

We offer two Systematic Transfer Options that guarantee an interest rate that we declare in advance for each calendar quarter. This interest rate applies to all contributions made to the STO Account during the calendar quarter for which the rate has been declared. You MUST transfer all contributions you make to the six-month STO into other Investment Options within six months and transfer all contributions to the twelve-month STO within one year of contribution. Transfers are automatically made in approximately equal quarterly or monthly installments of at least $1,000 each. You can't transfer from other Investment Options into the STO. Normal contingent withdrawal charges apply to withdrawals from the STO. We guarantee that the STO's effective annual yield will never be less than 3.0%. See "Systematic Transfer Program" in Section 9 for details on this program

SECTION 4 - DEDUCTIONS AND CHARGES

SEPARATE ACCOUNT CHARGES

We deduct a daily expense amount from the Unit Value equal to an effective annual rate of 1.67% of your Account Value in the Variable Account Options. This daily expense rate can't be increased without your consent. Of the 1.52% total charge, .15% is used to reimburse us for administrative expenses not covered by the annual administrative charge described below. We deduct the remaining 1.52% for assuming the mortality and expense risk under the contract. The expense risk is the risk that our actual expenses of administering the contract will exceed the annual administrative expense charge. Mortality risk, as used here, refers to the risk we take that annuitants, as a class of persons, will live longer than estimated and we will be required to pay out more annuity benefits than anticipated. The mortality and expense risk charge compensate us for the mortality and expense risks we assume under the contract and the expenses associated with the Added Value Credit. We expect to make a profit from this fee. The relative proportion of the mortality and expense risk charge may be changed, but the total 1.00% separate account charge can't be increased unless you select an optional contract feature such as the Added Value Credit or optional death benefit.

ANNUAL ADMINISTRATIVE CHARGE

We charge an annual administrative charge of $40. This charge is deducted pro rata from your Account Value in each Investment Option. The part of the charge deducted from the Variable Account Options reduces the number of Units we credit to you. The part of the charge deducted from the Fixed Accounts is withdrawn in dollars. The annual administrative charge is pro-rated in the event of the Annuitant's retirement, death, annuitization or contract termination during a contract year.

PORTFOLIO CHARGES

The Separate Account buys shares of the Portfolios at net asset value. That price reflects investment management fees and other direct expenses that have already been deducted from the assets of the Portfolios. The amount charged for investment management can't be increased without shareholder approval.

REDUCTION OR ELIMINATION OF SEPARATE ACCOUNT OR ADMINISTRATIVE CHARGES

We can reduce or eliminate the separate account or administrative charges for individuals or groups of individuals if we anticipate expense savings. We may do this based on the size and type of the group or the amount of the contribution. We won't unlawfully discriminate against any person or group if we reduce or eliminate these charges.

STATE PREMIUM TAX DEDUCTION

We won't deduct state premium taxes from your contributions before investing them in the Investment Options, unless required by your state law. If the Annuitant elects an annuity benefit, we'll deduct any applicable state premium taxes from the amount available for the annuity benefit. State premium taxes currently range up to 4%.

CONTINGENT WITHDRAWAL CHARGE

We don't deduct sales charges when you make a contribution to the contract. However, contributions withdrawn may be subject to a withdrawal charge of up to 9%. This amount is a percentage of your contributions and not Account Value. As shown below, the charge varies depending upon the "age" of your contribution - that is the number of years that have passed since your contribution was made. For purposes of withdrawal charges, Integrity treats any contribution made during the first contract year as if it was made on the date of the first contribution. Partial withdrawals up to the free withdrawal amount aren't subject to the withdrawal charge. For partial withdrawals, the total amount deducted from your account will include the withdrawal amount requested minus any withdrawal charges that apply, and any recapture of the Added Value Credit that may apply, so that the net amount you receive will be the amount you requested.

You may take up to 10% of your account value (less any earlier withdrawal in the same year) each year without any contingent withdrawal charge. This is referred to as your "free withdrawal." If you don't take any free withdrawals in one year, you can't add it to the next year's free withdrawal. If you aren't 59 1/2, federal tax penalties may apply. Should you completely surrender the contract, the amount of surrender charges is based on contributions and is not reduced by any free withdrawals.

                NUMBER OF FULL YEARS FROM THE DATE OF CONTRIBUTION            CHARGE AS A % OF THE
                --------------------------------------------------           CONTRIBUTION WITHDRAWN
                                                                             ----------------------
                         1                                                               9%
                         2                                                               9%
                         3                                                               8%
                         4                                                               7%
                         5                                                               6%
                         6                                                               5%
                         7                                                               4%
                         8                                                               3%
                         9                                                               2%
                         10 (+)                                                          0%

We won't deduct a contingent withdrawal charge if you use the withdrawal to buy from us either an immediate annuity benefit with life contingencies, or an immediate annuity without life contingencies with a restricted prepayment option that provides for level payments over five or more years. Similarly, we won't deduct a charge if the Annuitant dies. See "Standard Death Benefit" in Section 5.

RECAPTURE OF THE ADDED VALUE CREDIT

In certain Circumstances, the Added Value Credit will be recaptured by Integrity. The following descriptions describe how and when the Added Value Credit will be recaptured.

FREE LOOK PERIOD

The free look period is the 10-day period (or longer if required by state law) during which an owner may return a Contract after it has been delivered and receive a full refund of the account value, less any Credit applied. Unless the law requires that the full amount of the contribution be refunded, less any withdrawals, the owners bears the investment risk from the time of purchase until he or she returns the Contract and the refund amount may be more or less than the contributions the owner made. The Credit will not be part of the amount an owner will be paid if the free look provision is exercised.

DEATH CLAIM

The Contracts provide for a standard death benefit and an optional death benefit. Integrity's Contract also provides for an earnings enhanced benefit rider. Any Credit applied within twelve months of the date of receipt of due proof of death will be recaptured and will not be included in the death benefit paid under the Contracts. If the owner's spouse elects to continue the Contract, however, such that no death benefit is payable, the Credit will not be recaptured.

WAIVER OF WITHDRAWAL CHARGE

An owner may make withdrawals from the Contracts at any time before annuitization subject to a withdrawal charge during the first nine years after a contribution is made. Under certain circumstances, the withdrawal charge may be waived. In those cases, any Credit applied within twelve months of such a withdrawal will be recaptured in the same proportion as the withdrawal bears to the account value (for example, if 50% of account value is withdrawn, 50% of the Credit will be recaptured).

ANNUITIZATION

         In the case of the Contract issued by Integrity, if an owner annuitizes during the first five years after issuance, the Credit will be recaptured according to the following schedule:

                                                         PERCENTAGE OF
                         CONTRACT YEAR                 CREDIT RECAPTURED
                         -------------                 -----------------
                               1                             100%
                               2                              90%
                               3                              80%
                               4                              70%
                               5                              60%


REDUCTION OR ELIMINATION OF THE CONTINGENT WITHDRAWAL CHARGE

We can reduce or eliminate the contingent withdrawal charge for individuals or a group of individuals if we anticipate expense savings. We may do this based on the size and type of the group, the amount of the contribution, or whether there is some relationship with us. Examples of these relationships would include being an employee of National Integrity or an affiliate, receiving distributions or making internal transfers from other contracts we issued, or transferring amounts held under qualified plans we or our affiliate sponsored. We won't unlawfully discriminate against any person or group if we reduce or eliminate the contingent withdrawal charge.

TRANSFER CHARGE

If you make more than twelve transfers among your Investment Options during one contract year, we will charge your account up to $20 for each additional transfer during that year. Transfer charges don't apply to transfers under (i) Dollar Cost Averaging, (ii) Customized Asset Rebalancing, or (iii) systematic transfers from the STO, nor do these transfers count toward the twelve free transfers you can make during a year.

TAX RESERVE

We can make a charge in the future for taxes or for reserves set aside for taxes, which will reduce the investment performance of the Variable Account Options.

SECTION 5 - TERMS OF YOUR VARIABLE ANNUITY

CONTRIBUTIONS UNDER YOUR CONTRACT

You can make contributions of at least $100 at any time during the first contract year. Your first contribution, however, can't be less than $20,000. We have special rules for minimum contribution amounts for tax-favored retirement programs. See "Tax-Favored Retirement Programs" in the SAI.

We may limit the total contributions under a contract to $1,000,000 if you are under age 76 or to $250,000 if you are 76 or older. Once you reach eight years before your Retirement Date, we may refuse to accept any contribution. Contributions may also be limited by various laws or prohibited by us for all annuitants under the contract. If your contributions are made under a tax-favored retirement program, we won't measure them against the maximum limits set by law.

Contributions are applied to the various Investment Options you select and are used to pay annuity and death benefits. Each contribution is credited as of the date we have received (as defined below) at our Administrative Office both the contribution and instructions for allocation among the Investment Options. Wire transfers of federal funds are deemed received on the day of transmittal if credited to our account by 3 p.m. Eastern Time, otherwise they are deemed received on the next Business Day. Contributions by check or mail are deemed received when they are delivered in good order to our Administrative Office.

You can change your choice of Investment Options at any time by writing to the Administrative Office. The request should indicate your contract number and the specific change, and you should sign the request. When the Administrative Office receives it, the change will be effective for any contribution that accompanies it and for all future contributions. See "Transfers" in Section 5.

YOUR ACCOUNT VALUE

Your Account Value reflects various charges. See Section 4, "Deductions and Charges." Annual deductions are made as of the last day of each contract year. Withdrawal charges, if applicable, are made as of the effective date of the transaction. Charges against our Separate account are reflected daily and optional contract feature charges are reflected quarterly. Any amount allocated to a Variable Account Option will go up or down in value depending on the investment experience of that Option. The value of contributions allocated to the Variable Account Options isn't guaranteed. The value of your contributions allocated to the Fixed Accounts is guaranteed.

UNITS IN OUR SEPARATE ACCOUNT

Allocations to the Variable Account Options are used to purchase Units. On any given day, the value you have in a Variable Account Option is the Unit Value multiplied by the number of Units credited to you in that Option. The Units of each Variable Account Option have different Unit Values.

The number of Units purchased or redeemed (sold) in any Variable Account Option is calculated by dividing the dollar amount of the transaction by the Option's Unit Value, calculated as of the close of business that day. The number of Units for a Variable Account Option at any time is the number of Units purchased less the number of Units redeemed. The value of Units of Separate Account I fluctuates with the investment performance of the corresponding Portfolios, which in turn reflects the investment income and realized and unrealized capital gains and losses of the Portfolios, as well as the Portfolios' expenses. Your Unit Values also change because of deductions and charges we make to our Separate account. The number of Units credited to you, however, won't vary due to changes in Unit Values. Units of a Variable Account Option are purchased when you allocate new contributions or transfer prior contributions to that Option. Units are redeemed when you make withdrawals or transfer amounts from a Variable Account Option. We also redeem Units to pay the death benefit when the Annuitant dies and to pay the annual administrative charge or to pay for optional contract features.

HOW WE DETERMINE UNIT VALUE

We determine Unit Values for each Variable Account Option at 4 p.m. Eastern Time on each Business Day. The Unit Value of each Variable Account Option in Separate Account I for any Business Day is equal to the Unit Value for the previous Business Day, multiplied by the NET INVESTMENT FACTOR for that Option on the current day. We determine a NET INVESTMENT FACTOR for each Option in Separate Account I as follows:

- First, we take the value of the shares belonging to the Option in the corresponding Portfolio at the close of business that day (before giving effect to any transactions for that day, such as contributions or withdrawals). For this purpose, we use the share value reported to us by the Portfolios.

- Next, we add any dividends or capital gains distributions by the Portfolio on that day.

- Then we charge or credit for any taxes or amounts set aside as a reserve for taxes.

- Then we divide this amount by the value of the amounts in the Option at the close of business on the last day that a Unit Value was determined (after giving effect to any transactions on that day).

- Finally, we subtract a daily asset charge for each calendar day since the last day that a Unit Value was determined (for example, a Monday calculation will include charges for Saturday and Sunday). The daily charge is an amount equal to an effective annual rate of 1.00%. This charge is for the mortality risk, administrative expenses and expense risk we assumed under the contract.

TRANSFERS

You may transfer your Account Value among the Variable Account Options, subject to our transfer restrictions. You can't make a transfer into the STO.

The amount transferred must be at least $250 or, if less, the entire amount in the Investment Option. You have twelve free transfers during a contract year. After those twelve transfers, a charge of up to $20 will apply to each additional transfer during that contract year. No charge will be made for transfers under our Dollar Cost Averaging, Customized Asset Rebalancing, or Systematic Transfer programs, described in Section 9.

You may request a transfer by sending a written request directly to the Administrative Office. Each request for a transfer must specify the contract number, the amounts to be transferred and the Investment Options to and from which the amounts are to be transferred. Transfers may also be arranged through our telephone transfer service if a Personal Identification Number (PIN CODE) is maintained. We'll honor telephone transfer instructions from any person who provides correct identifying information and we aren't responsible for fraudulent telephone transfers we believe to be genuine according to these procedures. Accordingly, you bear the risk of loss if unauthorized persons make transfers on your behalf.

A transfer request is effective as of the Business Day it is received our Administrative Office. A transfer request doesn't change the allocation of current or future contributions among the Investment Options. Telephone transfers may be requested from 9:00 a.m. - 5:00 p.m., Eastern Time, on any day we're open for business. You'll receive the Variable Account Options' Unit Values as of the close of business on the day you call. Accordingly, transfer requests for Variable Account Options received after 4:00 p.m. Eastern Time (or the close of the New York Stock Exchange, if earlier) will be processed using Unit Values as of the close of business on the next Business Day after the day you call. All transfers will be confirmed in writing. Transfer requests submitted by agents or market timing services that represent multiple policies will be processed not later than the next Business Day after the requests are received by our Administrative Office.

EXCESSIVE TRADING

We reserve the right to limit the number of transfers in any contract year or to refuse any transfer request for an owner or certain owners if: (a) we believe in our sole discretion that excessive trading by the owner or owners or a specific transfer request or group of transfer requests may have a detrimental effect on Unit Values or the share prices of the underlying mutual funds; or (b) we are informed by one or more of the underlying mutual funds that the purchase or redemption of shares is to be restricted because of excessive trading, or that a specific transfer or group of transfers is expected to have a detrimental effect on share prices of affected underlying mutual funds. We also have the right, which may be exercised in our sole discretion, to prohibit transfers occurring on consecutive Business Days.

We reserve the right to modify these restrictions or to adopt new restrictions at any time and in our sole discretion.

We will notify you or your designated representative if your requested transfer is not made. Current SEC rules preclude us from processing your request at a later date if it is not made when initially requested. ACCORDINGLY, YOU WILL NEED TO SUBMIT A NEW TRANSFER REQUEST IN ORDER TO MAKE A TRANSFER THAT WAS NOT MADE BECAUSE OF THESE LIMITATIONS.

SPECIFIC NOTICE REGARDING THE USE OF THIS ANNUITY FOR MARKET TIMING OF
INVESTMENTS

This contract is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the stock market. Any individual or legal entity that intends to engage in arbitrage, utilize market timing practices or make frequent transfers to take advantage of inefficiencies in mutual fund pricing should not purchase this contract. These abusive or disruptive transfers can have an adverse impact on management of a fund, increase fund expenses and affect fund performance.

National Integrity Life Insurance Company has the following policies for transfers between Investment Options, which is designed to protect contract owners from abusive or disruptive trading activity:

--You may submit 20 Investment Option transfers each contract year for each contract by U.S. Mail, Internet, telephone, Annuitrac, or facsimile.

--Once these 20 Investment Option transfers have been executed in any contract year, we will require you to submit any additional Investment Option transfers only in writing by U.S. Mail or overnight delivery service. Transfer requests made by telephone or the Internet or sent by fax, same day mail or courier service will not be accepted, and Annuitrac trading privileges will be suspended. If you want to cancel a written Investment Option transfer, you must also cancel it in writing by U.S Mail or overnight delivery service. We will process the cancellation request as of the day we receive it.

Upon reaching your next contract anniversary, you will again be provided with 20 Investment Option transfers. Investment Option transfers are non-cumulative and may not be carried over from year to year.

None of these restrictions are applicable to transfers made under our Dollar Cost Averaging program, Systematic Transfer Option program, Customized Asset Rebalancing program, or other related programs we may offer unless we determine, in our sole discretion, that one of those programs is being used as a method of market timing.

National Integrity Life Insurance Company will continue to monitor transfer activity, and we may modify these restrictions at any time.

If National Integrity Life Insurance Company determines, in its sole discretion, that an annuity policy is may be used for market timing, we may refuse to accept any additional contributions to the policy.

WITHDRAWALS

You may make withdrawals as often as you wish subject to the 10% free withdrawal and contingent withdrawal charges. Each withdrawal must be at least $300. The money will be taken from your Investment Options pro rata, in the same proportion their value bears to your total Account Value. For example, if your Account Value is divided in equal 25% shares among four Investment Options, when you make a withdrawal, 25% of the money withdrawn will come from each of your Investment Options. You can tell us if you want your withdrawal handled differently. During the first nine years after contribution, there is a contingent withdrawal charge for any withdrawals other than free withdrawals (discussed below). The charge starts at 9% and decreases depending on the age of your contribution and is a percentage of contributions, not Account Value. If the Added Value Credit is selected, there will also be a recapture of some of the Added Value Credit that was credited to the account. See Section 4 "Recapture of Added Value Credit" for details. Under some circumstances, the contingent withdrawal charge and recapture of the Added Value Credit may be waived.

When you make a partial withdrawal, the total amount deducted from your Account Value will include the withdrawal amount requested plus any contingent withdrawal charges. The total amount that you receive will be the total that you requested. Most of the withdrawals you make before you are 59 1/2 years old are subject to a 10% federal tax penalty. If your contract is part of a tax-favored retirement plan, the plan may limit your withdrawals. See "Tax Aspects of the Contract" in Section 8.

ASSIGNMENTS

If your contract isn't part of a tax-favored program, you may assign the contract before the Annuitant's Retirement Date. You can't, however, make a partial or collateral assignment. An assignment of the contract may have adverse tax consequences. See Section 8, "Tax Aspects of the Contract." We won't be bound by an assignment unless it is in writing and is received at our Administrative Office in a form acceptable to us.

ANNUITY BENEFITS

All annuity benefits under your contract are calculated as of the Retirement Date you select. You can change the Retirement Date by writing to the Administrative Office any time before the Retirement Date. The Retirement Date can't be later than your 98th birthday, or earlier if required by law. Contract terms applicable to various retirement programs, along with federal tax laws, establish certain minimum and maximum retirement ages.

Annuity benefits may be a lump sum payment or paid out over time. A lump sum payment will provide the Annuitant with the Cash Value under the contract shortly after the Retirement Date. The amount applied toward the purchase of an annuity benefit is the Adjusted Account Value less any pro-rata annual administrative charge, except that the Cash Value will be the amount applied if the annuity benefit doesn't have a life contingency and either the term is less than five years or the annuity can be changed to a lump sum payment without a withdrawal charge.

ANNUITIES

Annuity benefits can provide for fixed payments, which may be made monthly, quarterly, semi-annually or annually. You can't change or redeem the annuity once payments have begun. For any annuity, the minimum initial payment must be at least $100 monthly, $300 quarterly, $600 semi-annually or $1,200 annually.

If you haven't already elected a lump sum payment or an annuity benefit, we'll send you a notice within six months before your Retirement Date outlining your options. If you fail to notify us of your benefit payment election before your Retirement Date, you'll receive a lump sum benefit.

We currently offer the following types of annuities:

A LIFE AND TEN YEARS CERTAIN ANNUITY is a fixed life income annuity with 10 years of payments guaranteed, funded through our general account.

A PERIOD CERTAIN ANNUITY provides for fixed payments to the Annuitant or the Annuitant's beneficiary for a fixed period. The amount is determined by the period selected. If the Annuitant dies before the end of the period selected, the Annuitant's beneficiary can choose to receive the total present value of future payments in cash.

A PERIOD CERTAIN LIFE ANNUITY provides for fixed payments for at least the period selected and after that for the life of the Annuitant, or for the lives of the Annuitant and another annuitant under a joint and survivor annuity. If the Annuitant (or the Annuitant and the other annuitant under a joint and survivor annuity) dies before the period selected ends, the remaining payments will go to the Annuitant's beneficiary. The Annuitant's beneficiary can redeem the annuity and receive the present value of future guaranteed payments in a lump sum.

A LIFE INCOME ANNUITY provides fixed payments to the Annuitant for the life of the Annuitant, or until the Annuitant dies under a joint and survivor annuity.

FIXED ANNUITY PAYMENTS

Fixed annuity payments won't change and are based upon annuity rates provided in your contract. The size of payments will depend on the form of annuity that was chosen and, in the case of a life income annuity, on the Annuitant's age (or Annuitant and a joint annuitant in the case of a joint and survivor annuity) and sex (except under most tax-favored retirement programs). If our current annuity rates would provide a larger payment, those current rates will apply instead of the contract rates.

If the age or sex of an annuitant has been misstated, any benefits will be those which would have been purchased at the correct age and sex. Any overpayments or underpayments made by us will be charged or credited with interest at the rate of 6% per year. If we have made overpayments because of incorrect information about age or sex, we'll deduct the overpayment from the next payment or payments due. We add underpayments to the next payment.

TIMING OF PAYMENT

We normally apply your Adjusted Account Value to the purchase of an annuity within seven days after receipt of the required form at our Administrative Office. Our action can be delayed, however, for any period during which:

(1)  the New York Stock Exchange has been closed or trading on it is restricted;

(2) an emergency exists so that disposal of securities isn't reasonably practicable or it isn't reasonably practicable for a Separate Account fairly to determine the value of its net assets; or

(3) the SEC, by order, permits us to delay action to protect persons with interests in the Separate account. We can delay payment of your Fixed Accounts for up to six months, and interest will be paid on any payment delayed for 30 days or more.

ADDED VALUE CREDIT

We will automatically credit 5% of any of the First-Year Total Contribution to your Account Value. This means that if you contribute $100,000 to this annuity, we will credit your Account Value $5,000. There will be no additional charge for this feature. We may offer occasional specials where we may credit higher, up to an 8% credit. However, the expenses for this contract will never be increased for such special offering. This credit is subject to recapture in certain circumstances. Please see Section 4 "Deductions and Charges" for more detail.

STANDARD DEATH BENEFIT

We'll pay a death benefit to the Annuitant's surviving beneficiary (or beneficiaries, in equal shares) if the Annuitant dies before annuity payments have started. There are three different types of death benefits. One is for policies where the Annuitant is age 73 or younger when the contract is purchased. The second is for policies where the Annuitant is between age 74 and
85. The third is for policies where the Annuitant is age 86 or older. The reductions in the death benefit for withdrawals will be calculated on a pro-rata basis with respect to Account Value at the time of withdrawal.

FOR CONTRACTS WHERE THE ISSUE AGE IS 73 YEARS OLD OR YOUNGER:

If the Annuitant dies in the first seven years after the contract is issued, the death benefit is the greater of:
     a.   TOTAL CONTRIBUTIONS minus withdrawals; or
     b.   current account value.

At the end of seven years, the death benefit automatically becomes the greater of current account value or TOTAL CONTRIBUTIONS, minus withdrawals. This is the minimum death benefit. If the Annuitant dies more than seven years after the date of issue, the death benefit is the greater of:
     a.   minimum death benefit, minus withdrawals; or
     b.   current account value.

FOR CONTRACTS WHERE THE ISSUE AGE IS BETWEEN 74 AND 85 YEARS OLD:

The death benefit is the greater of:
     a.   TOTAL CONTRIBUTIONS minus withdrawals; or
     b.   current account value

FOR CONTRACT WHERE THE ISSUE AGE IS 86 YEARS OLD OR OLDER:

The death benefit is the current account value.

Death benefits and benefit distributions required because of a separate owner's death can be paid in a lump sum or as an annuity. If a benefit option hasn't been selected for the beneficiary at the Annuitant's death, the beneficiary can select an option.

The owner selects the beneficiary of the death benefit. An owner may change beneficiaries by sending the appropriate form to the Administrative Office. If an Annuitant's beneficiary doesn't survive the Annuitant, then the death benefit is generally paid to the Annuitant's estate. A death benefit won't be paid after the Annuitant's death if there is a contingent Annuitant. In that case, the contingent Annuitant becomes the new Annuitant under the contract.


HOW YOU MAKE REQUESTS AND GIVE INSTRUCTIONS

When you write to our Administrative Office, use the address on the cover page of this prospectus. We can't honor your request or instruction unless it's proper and complete. Whenever possible, use one of our printed forms, which may be obtained from our Administrative Office.

SECTION 6 - OPTIONAL CONTRACT FEATURES

For an additional charge, the following options are available to contract purchasers. These options must be elected at the time of application and will replace or supplement standard contract benefits. Charges for the optional benefits are in addition to the standard variable account charges. Be sure you understand the charges. Carefully consider the whether you need the benefit. Also consider whether you can buy the benefit more cheaply as part of the variable annuity or with a separate policy.

OPTIONAL DEATH BENEFIT

The following option may be elected when the contract is purchased. This option may not be cancelled once the contract is issued. It may not be added after the contract is issued. Reductions in death benefits due to withdrawals are calculated on a pro-rata basis with respect to the account value at the time of withdrawal.

For issue ages up to and including age 75, the death benefit will be the greater of:

     a. highest account value on any contract anniversary before age 81, minus any withdrawals; or
     b.   the standard contract death benefit.

This option is not available for issue ages of 76 or older.

The fee for this option is .20% annually and is assessed for the life of the contract. The fee is assessed on a quarterly basis.

The optional death benefit may not be available in all states.

ENHANCED EARNINGS BENEFIT

The Enhanced Earnings Benefit ("EEB") is an optional death benefit where a percentage of the Gain in the contract is paid in addition to the standard or any optional death benefit. If there is a Gain in the contract when Integrity receives proof of the Annuitant's death, Integrity will pay up to an additional 40% of the Gain as an additional death benefit. This additional benefit is intended to help offset potential income tax payments made by your beneficiaries. The maximum available benefit is 150% of the Net Premium. If there is no Gain, no EEB benefit will be paid. The following is an example of how the EEB would work:

$100,000 Total Customer Contributions
$125,000 Account Value upon receipt of proof of death.
Assume a 40% benefit based on issue age.

Gain = $25,000 ($125,000-$100,000 =$25,000)

EEB Benefit Paid = $10,000  ($25,000 x 40%)

Please See Appendix C for additional examples of how the EEB works with other contract features.

The EEB is an optional death benefit and is available at an additional cost. The EEB must be selected at the time the contract is initially purchased and may not be cancelled once it is selected. The EEB automatically terminates upon annuitization or contract surrender. The cost and availability of the EEB is dependent upon the Annuitant's age at issue. The following chart summarizes the different costs and benefits.

         ISSUE AGE                          BENEFIT PAID                        ANNUAL COST*
         ---------                          ------------                        -----------
         0-59                               40% of Gain                         .20%
         60-69                              40% of Gain                         .40%
         70-79                              25% of Gain                         .50%
         80 +                               Not Available                       Not Available

* Integrity will assess the cost of the benefit on a calendar quarter basis against both the Fixed Accounts and Variable Account Options.

All Total Customer Contributions received in the first seven (7) contract years will be included for purposes of calculating the EEB payment. Total Customer Contributions received after the seventh (7th) contract anniversary will not be included in calculating the maximum EEB benefit until they have been in the contract for 6 months. MONIES RECEIVED FROM EXCHANGED CONTRACTS SHALL BE TREATED AS PREMIUM FOR PURPOSES OF THE EEB RIDER AND DETERMINATION OF THE BENEFIT PAID. THE GAIN IN THE EXCHANGED CONTRACT WILL NOT BE CARRIED OVER TO THE NEW CONTRACT FOR PURPOSES OF CALCULATING THE EEB BENEFIT. IT WILL BE CARRIED OVER FOR PURPOSES OF INCOME TAX OR EXCLUSION ALLOWANCE CALCULATIONS.

Based on our current interpretation of the tax law, the additional benefit provided by the EEB will be treated as earnings of the contract and subject to income taxes upon distribution. You may wish to consult your tax, legal advisor or investment professional to determine if the EEB will be of benefit to you or your beneficiaries.

A SPECIAL NOTE IF YOU ARE PURCHASING THIS ANNUITY FOR USE AS AN IRA:

IF YOU ARE PURCHASING THIS CONTRACT AS AN IRA AND ARE ELECTING THE EEB RIDER THERE IS NO ASSURANCE THAT THE CONTRACT WILL MEET THE QUALIFICATION REQUIREMENTS FOR AN IRA. YOU WILL WANT TO CONSIDER CAREFULLY SELECTING THE EEB OPTION IF THIS CONTRACT IS AN IRA. CONSULT YOUR TAX OR LEGAL ADVISOR IF YOU ARE CONSIDERING USING THE EEB WITH AN IRA. THE CONTRACT OWNER BEARS THE RISK OF ANY ADVERSE TAX CONSEQUENCES.

Under certain circumstances, a spouse may continue the contract and is substituted for the deceased spouse. The surviving spouse will become the new annuitant and may elect a new beneficiary to receive the death benefit. No adjustment is made to the Account Value at the death of the first spouse. The benefit payable does not change and shall remain based on the originals issue age of the Annuitant. The annual charges for the EEB rider will continue along with the benefit. Upon the death of the second spouse, the death benefit and EEB will be paid.

Not all death benefit options may be available in all states.

SECTION 7 - VOTING RIGHTS

PORTFOLIO VOTING RIGHTS

We are the legal owner of the shares of the Portfolios held by Separate Account I and, therefore, have the right to vote on certain matters. Among other things, we may vote to elect a Portfolio's Board of Directors, to ratify the selection of independent auditors for a Portfolio, and on any other matters described in a Portfolio's current prospectus or requiring a vote by shareholders under the 1940 Act.

Whenever a shareholder vote is taken, we give you the opportunity to tell us how to vote the number of shares purchased as a result of contributions to your contract. We'll send you Portfolio proxy materials and a form for giving us voting instructions.

If we don't receive instructions in time from all owners, we'll vote shares in a Portfolio for which we have not received instructions in the same proportion as we vote shares for which we have received instructions. Under eligible deferred compensation plans and certain qualified plans, your voting instructions must be sent to us indirectly, through your employer, but we aren't responsible for any failure by your employer to solicit your instructions or to send your instructions to us. We'll vote any Portfolio shares that we're entitled to vote directly, because of amounts we have accumulated in Separate Account I, in the same proportion that other owners vote. If the federal securities laws or regulations or interpretations of them change so that we're permitted to vote shares of a Portfolio on our behalf or to restrict owner voting, we may do so.

HOW WE DETERMINE YOUR VOTING SHARES

You vote only on matters concerning the Portfolios in which your contributions are invested. We determine the number of Portfolio shares in each Variable Account Option under your contract by dividing your Account Value allocated to that Option by the net asset value of one share of the corresponding Portfolio on the record date set by a Portfolio's Board for its shareholders' meeting. For this purpose, the record date can't be more than 60 days before the meeting of a Portfolio. We count fractional shares. After annuity payments have commenced, voting rights are calculated in a similar manner based on the actuarially determined value of your interest in each Variable Account Option.

HOW PORTFOLIO SHARES ARE VOTED

All Portfolio shares are entitled to one vote; fractional shares have fractional votes. Voting is on a Portfolio-by-Portfolio basis, except for certain matters (for example, election of Directors) that require collective approval. On matters where the interests of the individual Portfolios differ, the approval of the shareholders in one Portfolio isn't needed to make a decision in another Portfolio. To the extent shares of a Portfolio are sold to separate account of other insurance companies, the shares voted by those companies according to instructions received from their contract holders will dilute the effect of voting instructions received by us from its owners.

SEPARATE ACCOUNT VOTING RIGHTS

Under the 1940 Act, certain actions (such as some of those described under "Changes in How We Operate" in Section 2) may require owner approval. In that case, you'll be entitled to a number of votes based on the value you have in the Variable Account Options, as described above under "How We Determine Your Voting Shares." We'll cast votes attributable to amounts we have in the Variable Account Options in the same proportions as votes cast by owners.

SECTION 8 - TAX ASPECTS OF THE CONTRACT

INTRODUCTION

The effect of federal income taxes on the amounts held under a contract, on annuity payments, and on the economic benefits to the owner, Annuitant, and the beneficiary or other payee may depend on several factors. These factors may include National Integrity's tax status, the type of retirement plan, if any, for which the contract is purchased, and the tax and employment status of the individuals concerned.

The following discussion of the federal income tax treatment of the contract isn't designed to cover all situations and isn't intended to be tax advice. It is based upon our understanding of the federal income tax laws as currently interpreted by the Internal Revenue Service (IRS) and various courts. We cannot guarantee that the IRS or the courts won't change their views on the treatment of these contracts. Future legislation could affect annuity contracts adversely. Moreover, we have not attempted to consider any applicable state or other tax laws. Because of the complexity of tax laws and the fact that tax results will vary according to particular circumstances, anyone considering the purchase of a contract, selecting annuity payments under the contract, or receiving annuity payments under a contract should consult a qualified tax adviser. NATIONAL INTEGRITY DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS, FEDERAL, STATE, OR LOCAL, OF ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACT.

YOUR CONTRACT IS AN ANNUITY

Under federal tax law, anyone can purchase an annuity with after-tax dollars. Earnings under the contract won't generally be taxed until you make a withdrawal. An individual (or employer) may also purchase the annuity to fund a tax-favored retirement program (contributions are with pre-tax dollars), such as an IRA or qualified plan. Finally, an individual (or employer) may purchase the annuity to fund a Roth IRA (contributions are with after-tax dollars and earnings may be excluded from taxable income at distribution).

This prospectus covers the basic tax rules that apply to an annuity purchased directly with after-tax dollars (a nonqualified annuity), and some of the special tax rules that apply to an annuity purchased to fund a tax-favored retirement program (a qualified annuity). A qualified annuity may restrict your rights and benefits to qualify for its special treatment under federal tax law.

TAXATION OF ANNUITIES GENERALLY

Section 72 of the Internal Revenue Code of 1986, as amended (the CODE) governs the taxation of annuities. In general, contributions you put into the annuity (your "basis" or "investment" in the contract) will not be taxed when you receive the amounts back in a distribution. Please note that under current tax law, any credit received from the Added Value Credit will be treated as earnings or gain on the contract and not as basis or investment in the contract. Also, an owner generally isn't taxed on the annuity's earnings (increases in Account Value) until some form of withdrawal or distribution is made under the contract. However, under certain circumstances, the increase in value may be subject to current federal income tax. For example, corporations, partnerships, trusts and other non-natural persons can't defer tax on the annuity's income unless an exception applies. In addition, if an owner transfers an annuity as a gift to someone other than a spouse (or former spouse), all increases in the Account Value are taxed at the time of transfer. The assignment or pledge of any portion of the value of a contract is treated as a taxable distribution of that portion of the value of the contract.

You can take withdrawals from the contract or you can wait to annuitize it when the annuitant reaches a certain age. The tax implications are different for each type of distribution. Section 72 of the Code states that the proceeds of a full or partial withdrawal from a contract before annuity payments begin are treated first as taxable income, but only to the extent of the increase of the Account Value. The rest of the withdrawal, representing your basis in the annuity, is not taxable. Generally, the investment or basis in the contract equals the contributions made by you or on your behalf, minus any amounts previously withdrawn that weren't treated as taxable income. Special rules may apply if the contract includes contributions made before August 14, 1982 that were rolled over to the contract in a tax-free exchange.

If you take annuity payments over the lifetime of the annuitant, part of each payment is considered to be a tax-free return of your investment. This tax-free portion of each payment is determined using a ratio of the owner's investment to his or her expected return under the contract (exclusion ratio). The rest of each payment will be ordinary income. When all of these tax-free portions add up to your investment in the annuity, future payments are entirely ordinary income. If the Annuitant dies before recovering the total investment, a deduction for the remaining basis will generally be allowed on the owner's final federal income tax return.

We may be required to withhold federal income taxes on all distributions unless the eligible recipients elect not to have any amounts withheld and properly notify us of that election.

The taxable portion of a distribution is taxed at ordinary income tax rates. In addition, you may be subject to a 10% penalty on the taxable portion of a distribution unless it is:

     (1)  on or after the date on which the taxpayer attains age 59 1/2;
     (2)  as a result of the owner's death;
     (3) part of a series of "substantially equal periodic payments" (paid at least annually) for the life (or life expectancy) of the taxpayer or joint lives (or joint life expectancies) of the taxpayer and beneficiary;

     (4)  a result of the taxpayer becoming disabled within the meaning of Code
          Section 72(m)(7);
     (5) from certain qualified plans (note, however, other penalties may apply);
     (6) under a qualified funding asset (as defined in Section 130(d) of the Code);
     (7) purchased by an employer on termination of certain types of qualified plans and held by the employer until the employee separates from service;
     (8)  under an immediate annuity as defined in Code Section 72(u)(4);
     (9)  for the purchase of a first home (distribution up to $10,000);
     (10) for certain higher education expenses; or
     (11) to cover certain deductible medical expenses.

     Please note that items (9), (10) and (11) apply to IRAs only.

Any withdrawal provisions of your contract will also apply. See "Withdrawals" in
Section 5. All annuity contracts issued by us or our affiliates to one Annuitant during any calendar year are treated as a single contract in measuring the taxable income that results from surrenders and withdrawals under any one of the contracts.

DISTRIBUTION-AT-DEATH RULES

Under Section 72(s) of the Code, in order to be treated as an annuity, a contract must provide the following distribution rules: (a) if any owner dies on or after the date the annuity starts and before the entire interest in the contract has been distributed, then the rest of that annuity must be distributed at least as quickly as the method in effect when the owner died; and (b) if any owner dies before the date the annuity starts, the entire contract must be distributed within five years after the owner's death. However, any interest that is payable to a beneficiary may be annuitized over the life of that beneficiary, as long as distributions begin within one year after the owner dies. If the beneficiary is the owner's spouse, the contract (along with the deferred tax status) may be continued in the spouse's name as the owner.

SPOUSAL CONTINUATION

Upon the death of a spouse, the Internal Revenue Code allows a surviving spouse to continue the annuity contract. The policy must be structured properly with the surviving spouse listed as the sole owner's beneficiary. If the surviving spouse is also the sole annuitant's beneficiary, we will increase the continued policy's account value to the same amount that would have been paid to the surviving spouse had they taken a lump sum distribution. For example, if the account value at death was $100,000, but we would have paid out a death benefit of $115,000, the surviving spouse's policy will continue with a $115,000 account value. The surviving spouse continues the policy with its tax deferred earnings and may make any changes to the policy allowed under the contract. When the surviving spouse dies, a second death benefit may be paid.

DIVERSIFICATION STANDARDS

We manage the investments in the annuities under Section 817(h) of the Code to ensure that you will be taxed as described above.

TAX FAVORED RETIREMENT PROGRAMS

An owner can use this annuity with certain types of retirement plans that receive favorable tax treatment under the Code. Numerous tax rules apply to the participants in these qualified plans and to the contracts used in connection with those qualified plans. These tax rules vary according to the type of plan and the terms and conditions of the plan itself. Owners, Annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. In addition, loans from qualified contracts, where allowed, are subject to a variety of limitations, including restrictions on the amount that may be borrowed, the duration of the loan, and repayment of the loan. (Owners should always consult their tax advisors and retirement plan fiduciaries before taking any loans from the plan.) Also, special rules apply to the time at which distributions must begin and the form in which the distributions must be paid. The SAI contains general information about the use of contracts with the various types of qualified plans.

Other investment vehicles, such as IRAs and employer sponsored 401(k) plans, also may provide you with tax deferred growth and other tax advantages. For most investors, it will be advantageous to make maximum allowable contributions to IRAs and 401(k) plans before investing in a variable annuity. In addition, if you are investing in a variable annuity through a tax-advantaged retirement plan (such as a 401(k) or IRA), you will get no additional tax advantage from the variable annuity. Under these circumstances, consider buying a variable annuity only if it makes sense because of the annuity's other features, such as lifetime income payments and death benefit protection.

INHERITED IRAS

This policy may be issued as an inherited IRA. This occurs if, after the death of the owner of an IRA, the named beneficiary (other than the IRA owner's spouse) directs that the IRA death proceeds be transferred to a new policy issued and titled as an inherited IRA. The named beneficiary of the original IRA policy will become the annuitant under the inherited IRA and may generally exercise all rights under the inherited IRA policy, including the right to name his or her own beneficiary in the event of death.

Special tax rules apply to an inherited IRA, The tax law does not permit additional premiums to be contributed to an inherited IRA policy. Also, in order to avoid certain income tax penalties, a minimum required distribution ("MRD") must be withdrawn each year from an inherited IRA. The first MRD must be taken on or before December 31 of the calendar year following the year of the original IRA owner's death. The tax penalty equals 50% of the excess of the MRD amount over the amounts, if any, actually withdrawn form the inherited IRA during the calendar year.

ANNUITIES IN QUALIFIED PLANS

Other investment vehicles, such as IRAs and employer sponsored 401(k) plans, also may provide you with tax deferred growth and other tax advantages. For most investors, it will be advantageous to make maximum allowable contributions to IRAs and 401(k) plans before investing in a variable annuity. In addition, if you are investing in a variable annuity through a tax-advantaged retirement plan (such as a 401(k) or IRA), you will get no additional tax advantage from the variable annuity. Under these circumstances, consider buying a variable annuity only if it makes sense because of the annuity's other features, such as lifetime income payments and death benefit protection. This contract has enhanced death benefits. THE IRS HAS NOT RULED WHETHER AN ENHANCED DEATH BENEFIT COULD BE CHARACTERIZED AS AN INCIDENTAL BENEFIT, THE AMOUNT OF WHICH IS LIMITED IN A CODE
SECTION 401(a) OR 403(b) PLAN. AN EMPLOYER OR QUALIFIED PLAN ADMINISTRATOR MAY WANT TO CONSULT THEIR TAX OR LEGAL ADVISOR REGARDING SUCH LIMITATIONS BEFORE USING AN ANNUITY WITH AN ENHANCED DEATH BENEFIT IN ONE OF THESE PLANS.

FEDERAL AND STATE INCOME TAX WITHHOLDING

Certain states have indicated that pension and annuity withholding will apply to payments made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. For more information concerning a particular state, call our Administrative Office at the toll-free number.

IMPACT OF TAXES ON NATIONAL INTEGRITY

The contract allows us to charge the Separate Account for taxes. We can also set up reserves for taxes.

TRANSFERS AMONG INVESTMENT OPTIONS

Under the current tax law there won't be any tax liability if you transfer any part of the Account Value among the Investment Options of your contract.

SECTION 9 - ADDITIONAL INFORMATION

SYSTEMATIC WITHDRAWALS

We offer a program that allows you to pre-authorize periodic withdrawals from your contract before your Retirement Date. You can choose to have withdrawals made monthly, quarterly, semi-annually or annually and can specify the day of the month (other than the 29th, 30th or 31st) on which the withdrawal is made. You may specify a dollar amount for each withdrawal or an annual percentage to be withdrawn. The minimum systematic withdrawal currently is $100. You may also specify an account for direct deposit of your systematic withdrawals. To enroll under our systematic withdrawal program, send the appropriate form to our Administrative Office. Withdrawals may begin one Business Day after we receive the form. You may terminate your participation in the program upon one day's prior written notice, and we may end or change the systematic withdrawal program at any time. If on any withdrawal date you don't have enough money in your accounts to make all of the withdrawals you have specified, no withdrawal will be made and your enrollment in the program will be ended.

Amounts you withdraw under the systematic withdrawal program may be within the free withdrawal amount. If so, we won't deduct a contingent withdrawal charge. See "Contingent Withdrawal Charge" in Section 4. AMOUNTS WITHDRAWN UNDER THE SYSTEMATIC WITHDRAWAL PROGRAM GREATER THAN THE FREE WITHDRAWAL AMOUNT WILL BE SUBJECT TO A CONTINGENT WITHDRAWAL CHARGE AND THE ADDED VALUE CREDIT RECAPTURE IF APPLICABLE. WITHDRAWALS ALSO MAY BE SUBJECT TO THE 10% FEDERAL TAX PENALTY FOR EARLY WITHDRAWAL AND TO INCOME TAXATION. See Section 8, "Tax Aspects of the Contract."

INCOME PLUS WITHDRAWAL PROGRAM

We offer an Income Plus Withdrawal Program that allows you to pre-authorize equal periodic withdrawals, based on your life expectancy, from your contract before you reach age 59 1/2. You won't have to pay any tax penalty for these withdrawals, but they will be subject to ordinary income tax. See "Taxation of Annuities Generally," in Section 7. Once you begin receiving distributions, they shouldn't be changed or stopped until the later of:

|X|      the date you reach age 59 1/2; or
|X|      five years from the date of the first distribution.

If you change or stop the distribution or take an additional withdrawal, you may have to pay a 10% penalty tax that would have been due on all prior distributions made under the Income Plus Withdrawal Program, plus any interest.

You can choose the Income Plus Withdrawal Program at any time if you're younger than 59 1/2. You can elect this option by sending the election form to our Administrative Office. You can choose to have withdrawals made monthly, quarterly, semi-annually or annually and can specify the day of the month (other than the 29th, 30th or 31st) on which the withdrawal is made. We'll calculate the amount of the distribution under a method you select, subject to a minimum, which is currently $100. You must also specify an account for direct deposit of your withdrawals.

To enroll in our Income Plus Withdrawal Program, send the appropriate form to our Administrative Office. Your withdrawals will begin at least one Business Day after we receive your form. You may end your participation in the program upon seven Business Days prior written notice, and we may end or change the Income Plus Withdrawal Program at any time. If on any withdrawal date you don't have enough money in your accounts to make all of the withdrawals you have specified, no withdrawal will be made and your enrollment in the program will end. This program isn't available in connection with the Systematic Withdrawal Program, Dollar Cost Averaging, or Systematic Transfer Option.

If you haven't used up your free withdrawals in any given contract year, amounts you withdraw under the Income Plus Withdrawal Program may be within the free withdrawal amount. If they are, no contingent withdrawal charge will be made. See "Contingent Withdrawal Charge" in Section 4. AMOUNTS WITHDRAWN UNDER THE INCOME PLUS WITHDRAWAL PROGRAM IN EXCESS OF THE FREE WITHDRAWAL AMOUNT WILL BE SUBJECT TO A CONTINGENT WITHDRAWAL CHARGE AND THE ADDED VALUE CREDIT RECAPTURE IF APPLICABLE.

DOLLAR COST AVERAGING

We offer a dollar cost averaging program under which we transfer contributions allocated to the Fidelity Money Market Option to one or more other Variable Account Options on a monthly, quarterly, semi-annual or annual basis. You must tell us how much you want to be transferred into each Variable Account Option. The current minimum transfer to each Option is $250. We won't charge a transfer charge under our dollar cost averaging program, and these transfers won't count towards the twelve free transfers you may make in a contract year.

To enroll under our dollar cost averaging program, send the appropriate form to our Administrative Office. You may end your participation in the program upon one day's prior written notice, and we may end or change the dollar cost averaging program at any time. If you don't have enough money in the Fidelity Money Market Option to transfer to each Variable Account Option specified, no transfer will be made and your enrollment in the program will end.

SYSTEMATIC TRANSFER PROGRAM

We also offer a systematic transfer program under which we transfer contributions allocated to the STO to one or more other Investment Options on a monthly or quarterly basis, as you determine. See Section 3, "Systematic Transfer Option." We'll transfer your STO contributions in equal installments of at least $1,000 over either a six-month or one-year period, depending upon the option you select. If you don't have enough money in the STO to transfer to each Option specified, a final transfer will be made on a pro rata basis and your enrollment in the program will end. All interest accrued and any money still in the STO at the end of the period during which transfers are scheduled to be made will be transferred at the end of that period on a pro rata basis to the Options you chose for this program. There is no charge for transfers under this program, and these transfers won't count towards the twelve free transfers you may make in a contract year.

To enroll under our systematic transfer program, send the appropriate form to our Administrative Office. We can end the systematic transfer program in whole or in part, or restrict contributions to the program. This program may not be available in some states.

CUSTOMIZED ASSET REBALANCING

We offer a Customized Asset Rebalancing program that allows you to determine how often rebalancing occurs. You can choose to rebalance monthly, quarterly, semi-annually or annually. The value in the Variable Account Options will automatically be rebalanced by transfers among your Investment Options, and you will receive a confirmation notice after each rebalancing. Transfers will occur only to and from those Variable Account Options where you have current contribution allocations. We won't charge a transfer charge for transfers under our Customized Asset Rebalancing program, and they won't count towards your twelve free transfers.

Fixed Accounts aren't eligible for the Customized Asset Rebalancing program.

To enroll in our Customized Asset Rebalancing program, send the appropriate form to our Administrative Office. You should be aware that other allocation programs, such as dollar cost averaging, as well as transfers and withdrawals that you make, may not work with the Customized Asset Rebalancing program. You should, therefore, monitor your use of other programs, transfers, and withdrawals while the Customized Asset Rebalancing program is in effect. You may terminate your participation in the program upon one day's prior written notice, and we may terminate or change the Customized Asset Rebalancing program at any time.

LEGAL PROCEEDINGS

National Integrity is a party to litigation and arbitration proceedings in the ordinary course of its business. None of these matters is expected to have a material adverse effect on National Integrity.

APPENDIX A

FINANCIAL INFORMATION FOR SEPARATE ACCOUNT I

No unit values are included for the Investment Options because as of December 31, 2001 those sub-accounts had not begun operations in Separate Account I.

APPENDIX B

The following are some additional examples of how the Enhanced Earnings Benefit ("EEB") will be calculated and paid along with other contract features.

EEB

     $100,000 deposit
     5% Added Value Credit = $5,000 (This is immediately credited to the Account Value) Assume a 40% benefit based on issue age
     Standard Death Benefit
     No Withdrawals

     Net Premium = $100,000
     Account Value upon presentation of proof of death = $105,000
     Gain = $5,000 ($105,000 - $100,000)
     EEB Benefit = $2,000 (40% x $5,000)
     Total Payments to Beneficiary = $107,000 ($105,000 + $2,000)


EEB with Optional Death Benefit

     Net Premium = $50,000
     Account Value upon presentation of proof of death = $60,000
     Highest Anniversary Value = $70,000
     Gain = $10,000 ($60,000 - $50,000) Assume a 40% benefit based on issue age EEB Benefit = $4,000 (40% x $10,000)
     Total Payment to Beneficiaries $74,000 ($70,000 + $4,000)

APPENDIX C

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

Part 1 - National Integrity and Custodian
Part 2 - Distribution of the Contracts
Part 3 - Performance Information
Part 4 - Determination of Accumulation Values
Part 5 - Tax Favored Retirement Programs
Part 6 - Financial Statements

If you would like to receive a copy of the Statement of Additional Information, please complete the form below and send it to:

Administrative Office
National Integrity Life Insurance Company
15 Matthews St., Suite 200
Goshen, NY 10924
ATTN: Request for SAI of Separate Account I (AnnuiChoice Plus)

Name:
             -----------------------------------------------------------

Address
             -----------------------------------------------------------

City:                            State:               Zip:
             -----------------           ----------        -------------

                       STATEMENT OF ADDITIONAL INFORMATION

                                  JULY 15, 2003

                                       FOR

                                ANNUICHOICE PLUS

                         SINGLE PREMIUM VARIABLE ANNUITY

                                    ISSUED BY

                    NATIONAL INTEGRITY LIFE INSURANCE COMPANY

                                       AND

                      FUNDED THROUGH ITS SEPARATE ACCOUNT I



                                TABLE OF CONTENTS
                                                                            Page

Part 1 - National Integrity and Custodian                                      1
Part 2 - Distribution of the Contracts                                         1
Part 3 - Performance Information                                               2
Part 4 - Determination of Accumulation Values                                  6
Part 5 - Tax Favored Retirement Programs                                       6
Part 6 - Financial Statements                                                  9

This Statement of Additional Information (SAI) is not a prospectus. It should be read in conjunction with the prospectus for the contracts, dated July 15, 2003. For definitions of special terms used in the SAI, please refer to the prospectus.

A copy of the prospectus to which this SAI relates is available at no charge by writing the Administrative Office at National Integrity Life Insurance Company ("National Integrity"), 15 Matthews Street, Suite 200, Goshen, NY 10924, or by calling 1-800-433-1778.

PART 1 - NATIONAL INTEGRITY AND CUSTODIAN

National Integrity is a New York stock life insurance company organized in 1968 that sells life insurance and annuities. Its principal executive offices are located at 515 West Market Street, Louisville, Kentucky, 40202, and its principal administrative offices are located at 15 Matthews Street, Suite 200, Goshen, New York, 10924. National Integrity, the depositor of Separate Account I, is a wholly owned subsidiary of Integrity Life Insurance Company, an Ohio corporation. Integrity Life Insurance Company is wholly owned by The Western and Southern Life Insurance Company ("W&S"), a mutual life insurance company originally organized under the laws of the State of Ohio on February 23, 1888. Until March 3, 2000, National Integrity was an indirect wholly owned subsidiary of ARM Financial Group, Inc. (ARM).

In 2001 National Integrity provided all management services of Separate Account I and no longer pays management services fees to a third party. Prior to that, ARM provided substantially all of the services required to be performed on behalf of Separate Account since 1994. Total fees paid to ARM by National Integrity for management services, including services applicable to Separate Account I, in 1997 were $5,855,216, in 1998 were $8,766,003, in 1999 were
$7,558,793, and in 2000 were $766,577. Total fees paid by Integrity to National Integrity for management services in 2000 were $5,977,748.

National Integrity is the custodian for the shares of the Funds owned by the Separate Account. The Funds' shares are held in book-entry form.

Reports and marketing materials, from time to time, may include information concerning the rating of National Integrity, as determined by A.M. Best Company, Moody's Investor Service, Standard & Poor's Corporation, Duff & Phelps Corporation, or other recognized rating services. Integrity is currently rated "A" (Excellent) by A.M. Best Company, "AAA" (Extremely Strong) by Standard & Poor's Corporation, "Aa2" (Excellent) by Moody's Investors Service, Inc., and "AAA" (Highest) by Duff and Phelps Credit Rating Company. However, National Integrity doesn't guarantee the investment performance of the portfolios, and these ratings don't reflect protection against investment risk.

TAX STATUS OF NATIONAL INTEGRITY

National Integrity is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code of 1986, as amended (the CODE). Since the Separate Accounts aren't separate entities from National Integrity and their operations form a part of National Integrity, they aren't taxed separately as "regulated investment companies" under Subchapter M of the Code. Investment income and realized capital gains on the assets of the Separate Accounts are reinvested and taken into account in determining the accumulation value. Under existing federal income tax law, the Separate Accounts' investment income, including realized net capital gains, isn't taxed to National Integrity. National Integrity can make a tax deduction if federal tax laws change to include these items in our taxable income.

PART 2 - DISTRIBUTION OF THE CONTRACTS

Touchstone Securities, Inc. ("Touchstone Securities"), 221 East Fourth Street, Suite 300, Cincinnati, Ohio 45202, and indirect subsidiary of W&S and an affiliate of National Integrity, is the principal underwriter of the contracts. Touchstone Securities is registered with the SEC as a broker-dealer and is a member in good standing of the National Association of Securities Dealers, Inc. The contracts are offered through Touchstone Securities on a continuous basis.

We generally pay a maximum distribution allowance of 6.5% of initial contribution and 7% of additional contributions, plus .50% trail commission paid on Account Value after the 8th contract year. The amount of distribution allowances paid to Touchstone Securities, the principal underwriter, was $15,627,864 in 2001. The amount of distribution allowances paid to Touchstone Securities Between March 3, 2000 and December 31, 2000 was $844,084. The amount of distribution allowances paid to ARM securities Corporation, the principal underwriter for the contract prier to March 3, 2000, was $124,155 for the year ended December 31, 2000, $2,933,356 for the year ended December 31, 1999, $7,795,349 for the year ended December 31, 1998, and $6,750,503 for the year ended December 31, 1997. National

Integrity may from time to time pay or allow additional promotional incentives, in the form of cash or other compensation, to broker-dealers that sell contracts. In some instances, those types of incentives may be offered only to certain broker-dealers that sell or are expected to sell certain minimum amounts of the contracts during specified time periods, maintain a specific number of contracts with the company, or maintain a certain level of assets managed by the company.

PART 3 - PERFORMANCE INFORMATION

Each Variable Account Option may from time to time include the Average Annual Total Return, the Cumulative Total Return, and Yield of its shares in advertisements or in information furnished to shareholders. The VIP Money Market Option may also from time to time include the Yield and Effective Yield of its shares in information furnished to shareholders. Performance information is computed separately for each Option in accordance with the formulas described below. At any time in the future, total return and yields may be higher or lower than in the past and we can't guarantee that any historical results will continue.

TOTAL RETURNS

Total returns reflect all aspects of an Option's return, including the automatic reinvestment by the Option of all distributions and the deduction of all charges that apply to the Option on an annual basis, including mortality risk and expense charges, the annual administrative charge and other charges against contract values. For purposes of charges not based upon a percentage of contract values, an average account value of $50,000 will be used. Quotations also will assume a termination (surrender) at the end of the particular period and reflect the deductions of the contingent withdrawal charge, if they would apply. Any total return calculation will be based upon the assumption that the Option corresponding to the investment portfolio was in existence throughout the stated period and that the applicable contractual charges and expenses of the Option during the stated period were equal to those that currently apply under the contract. Total returns may be shown at the same time that do not take into account deduction of the contingent withdrawal charge, and/or the annual administrative charge.

AVERAGE ANNUAL TOTAL RETURNS are calculated by determining the growth or decline in value of a hypothetical historical investment in the Option over certain periods, including 1, 3, 5, and 10 years (up to the life of the Option), and then calculating the annually compounded percentage rate that would have produced the same result if the rate of growth or decline in value had been constant over the period. Investors should realize that the Option's performance is not constant over time, but changes from year to year, and that the average annual returns represent the averages of historical figures as opposed to the actual historical performance of an Option during any portion of the period shown. Average annual returns are calculated pursuant to the following formula: P(1+T) TO THE POWER OF n= ERV, where P is a hypothetical initial payment of $1,000, T is the average annual total return, n is the number of years, and ERV is the withdrawal value at the end of the period.

CUMULATIVE TOTAL RETURNS are UNAVERAGED and reflect the simple percentage change in the value of a hypothetical investment in the Option over a stated period of time. In addition to the period since inception, cumulative total returns may be calculated on a year-to-date basis at the end of each calendar month in the current calendar year. The last day of the period for year-to-date returns is the last day of the most recent calendar month at the time of publication.

YIELDS

Some Options may advertise yields. Yields quoted in advertising reflect the change in value of a hypothetical investment in the Option over a stated period of time, not taking into account capital gains or losses or any contingent withdrawal charge. Yields are annualized and stated as a percentage.

CURRENT YIELD and EFFECTIVE YIELD are calculated for the VIP Money Market Option. Current Yield is based on the change in the value of a hypothetical investment (exclusive of capital changes) over a particular 7-day period, less a hypothetical charge reflecting deductions from contract values during the period (the BASE PERIOD), and stated as a percentage of the investment at the start of the base period (the BASE PERIOD RETURN). The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest hundredth of one percent. Effective yield assumes that all dividends received during an annual period have been reinvested. This compounding effect causes effective yield to be higher than current yield. Calculation of effective yield begins with the same base period return used in the calculation of current yield, which is then annualized to reflect weekly compounding pursuant to the following formula:

Effective Yield = {(Base Period Return) + 1) TO THE POWER OF 365/7} - 1

PERFORMANCE COMPARISONS

Performance information for an Option may be compared, in reports and advertising, to: (1) Standard & Poor's Stock Index (S&P 500), Dow Jones Industrial Averages, (DJIA), Donoghue Money Market Institutional Averages, or other unmanaged indices generally regarded as representative of the securities markets; (2) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, Inc. or the Variable Annuity Research and Data Service, which are widely used independent research firms that rank mutual funds and other investment companies by overall performance, investment objectives, and assets; and (3) the Consumer Price Index (measure of inflation) to assess the real rate of return from an investment in a contract. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for annuity charges, investment management costs, brokerage costs and other transaction costs that are normally paid when directly investing in securities.

Each Option may from time to time also include the ranking of its performance figures relative to such figures for groups of mutual funds categorized by Lipper Analytical Services (LIPPER) as having the same or similar investment objectives or by similar services that monitor the performance of mutual funds. Each Option may also from time to time compare its performance to average mutual fund performance figures compiled by Lipper in LIPPER PERFORMANCE ANALYSIS. Advertisements or information furnished to present shareholders or prospective investors may also include evaluations of an Option published by nationally recognized ranking services and by financial publications that are nationally recognized such as BARRON'S, BUSINESS WEEK, CDA TECHNOLOGIES, INC., CHANGING TIMES, CONSUMER'S DIGEST, DOW JONES INDUSTRIAL AVERAGE, FINANCIAL PLANNING, FINANCIAL TIMES, FINANCIAL WORLD, FORBES, FORTUNE, GLOBAL INVESTOR, HULBERT'S FINANCIAL DIGEST, INSTITUTIONAL INVESTOR, INVESTORS DAILY, MONEY, MORNINGSTAR MUTUAL FUNDS, THE NEW YORK TIMES, PERSONAL INVESTOR, STANGER'S INVESTMENT ADVISER, VALUE LINE, THE WALL STREET JOURNAL, WIESENBERGER INVESTMENT COMPANY SERVICE AND USA TODAY.

The performance figures described above may also be used to compare the performance of an Option's shares against certain widely recognized standards or indices for stock and bond market performance. The following are the indices against which the Options may compare performance:

The Standard & Poor's Composite Index of 500 Stocks (the S&P 500) is a market value-weighted and unmanaged index showing the changes in the aggregate market value of 500 stocks relative to the base period 1941-43. The S&P 500 Index is composed almost entirely of common stocks of companies listed on the NYSE, although the common stocks of a few companies listed on the American Stock Exchange or traded OTC are included. The 500 companies represented include 400 industrial, 60 transportation and 50 financial services concerns. The S&P 500 Index represents about 80% of the market value of all issues traded on the NYSE.

The Dow Jones Composite Average (or its component averages) is an unmanaged index composed of 30 blue-chip industrial corporation stocks (Dow Jones Industrial Average), 15 utilities company stocks and 20 transportation stocks. Comparisons of performance assume reinvestment of dividends.

The New York Stock Exchange composite or component indices are unmanaged indices of all industrial, utilities, transportation and finance company stocks listed on the New York Stock Exchange.

The Wilshire 5000 Equity Index (or its component indices) represents the return of the market value of all common equity securities for which daily pricing is available. Comparisons of performance assume reinvestment of dividends.

The Morgan Stanley Capital International EAFE Index is an arithmetic, market value-weighted average of the performance of over 900 securities on the stock exchanges of countries in Europe, Australia and the Far East.

The Morgan Stanley Capital International World Index - An arithmetic, market value-weighted average of the performance of over 1,470 securities listed on the stock exchanges of countries in Europe, Australia, the Far East, Canada and the United States.

The Goldman Sachs 100 Convertible Bond Index currently includes 67 bonds and 33 preferred stocks. The original list of names was generated by screening for convertible issues of $100 million or greater in market capitalization. The index is priced monthly.

The Lehman Brothers Government Bond Index (the LEHMAN GOVERNMENT INDEX) is a measure of the market value of all public obligations of the U.S. Treasury; all publicly issued debt of all agencies of the U.S. Government and all quasi-federal corporations; and all corporate debt guaranteed by the U.S. Government. Mortgage-backed securities, flower bonds and foreign targeted issues are not included in the Lehman Government Index.

The Lehman Brothers Government/Corporate Bond Index (the LEHMAN
GOVERNMENT/CORPORATE INDEX) is a measure of the market value of approximately 5,300 bonds with a face value currently in excess of $1 million, which have at least one year to maturity and are rated "Baa" or higher (INVESTMENT GRADE) by a nationally recognized statistical rating agency.

The Lehman Brothers Government/Corporate Intermediate Bond Index (the LEHMAN GOVERNMENT/ CORPORATE INTERMEDIATE INDEX) is composed of all bonds covered by the Lehman Brothers Government/Corporate Bond Index with maturities between one and 9.99 years. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indexes are rebalanced monthly by market capitalization.

The Lehman Brothers Intermediate Treasury Bond Index includes bonds with maturities between one and ten years with a face value currently in excess of $1 million, that are rated investment grade or higher by a nationally recognized statistical rating agency.

The Shearson Lehman Long-Term Treasury Bond Index is composed of all bonds covered by the Shearson Lehman Hutton Treasury Bond Index with maturities of 10 years or greater.

The National Association of Securities Dealers Automated Quotation System (NASDAQ) Composite Index covers 4,500 stocks traded over the counter. It represents many small company stocks but is heavily influenced by about 100 of the largest NASDAQ stocks. It is a value-weighted index calculated on price change only and does not include income.

The NASDAQ Industrial Index is composed of more than 3,000 industrial issues. It is a value-weighted index calculated on price change only and does not include income.

The Value Line (Geometric) Index is an unweighted index of the approximately 1,700 stocks followed by the VALUE LINE INVESTMENT SURVEY.

The Salomon Brothers GNMA Index includes pools of mortgages originated by private lenders and guaranteed by the mortgage pools of the Government National Mortgage Association.

The Salomon Brothers' World Market Index is a measure of the return of an equally weighted basket of short-term (three month U.S. Government securities and bank deposits) investments in eight major currencies: the U.S. dollars, UK pounds sterling, Canadian dollars, Japanese yen, Swiss francs, French francs, German deutsche mark and Netherlands guilder.

The Salomon Brothers Broad Investment-Grade Bond Index contains approximately 3,800 Treasury and agency, corporate and mortgage bonds with a rating of BBB or higher, a stated maturity of at least one year, and a par value outstanding of $25 million or more. The index is weighted according to the market value of all bond issues included in the index.

The Salomon Brothers High Grade Corporate Bond Index consists of publicly issued, non-convertible corporate bonds rated AA or AAA. It is a value-weighted, total return index, including approximately 800 issues with maturities of 12 years or grater.

The Salomon Brothers World Bond Index measures the total return performance of high-quality securities in major sectors of the international bond market. The index covers approximately 600 bonds from 10 currencies: Australian dollars, Canadian dollars, European Currency Units, French francs, Japanese yen, Netherlands guilder, Swiss francs, UK pounds sterling, U.S. dollars, and German deutsche marks.

The J.P. Morgan Global Government Bond Index is a total return, market capitalization weighted index, rebalanced monthly consisting of the following countries: Australia, Belgium, Canada, Denmark, France, Germany, Italy, Japan, Netherlands, Spain, Sweden, United Kingdom and United States.

The 50/50 Index assumes a static mix of 50% of the S&P 500 Index and 50% of the Lehman Government Corporate Index.

Other Composite Indices: 70% S&P 500 Index and 30% NASDAQ Industrial Index; 35% S&P 500 Index and 65% Salomon Brothers High Grade Bond Index; and 65% S&P Index and 35% Salomon Brothers High Grade Bond Index.

The SEI Median Balanced Fund Universe measures a group of funds with an average annual equity commitment and an average annual bond - plus - private - placement commitment greater than 5% each year. SEI must have at least two years of data for a fund to be considered for the population.

The Russell 2000/Small Stock Index comprises the smallest 2000 stocks in the Russell 3000 Index, and represents approximately 11% of the total U.S. equity market capitalization. The Russell 3000 Index comprises the 3,000 largest U.S. companies by market capitalization. The smallest company has a market value of roughly $20 million.

The Russell 2500 Index is comprised of the bottom 500 stocks in the Russell 1000 Index, which represents the universe of stocks from which most active money managers typically select; and all the stocks in the Russell 2000 Index. The largest security in the index has a market capitalization of approximately 1.3 billion.

The Consumer Price Index (or Cost of Living Index), published by the United States Bureau of Labor Statistics is a statistical measure of change, over time, in the price of goods and services in major expenditure groups.

STOCKS, BONDS, BILLS AND INFLATION, published by Hobson Associates, presents an historical measure of yield, price and total return for common and small company stocks, long-term government bonds, Treasury bills and inflation.

Savings and Loan Historical Interest Rates as published in the United States Savings & Loan League Fact Book.

Historical data supplied by the research departments of First Boston Corporation, the J.P. Morgan companies, Salomon Brothers, Merrill Lynch, Pierce, Fenner & Smith, Shearson Lehman Hutton and Bloomberg L.P.

The MSCI Combined Far East Free ex Japan Index is a market-capitalization weighted index comprising stocks in Hong Kong, Indonesia, Korea, Malaysia, Philippines, Singapore and Thailand. Korea is included in the MSCI Combined Far East Free ex Japan Index at 20% of its market capitalization.

The First Boston High Yield Index generally includes over 180 issues with an average maturity range of seven to ten years with a minimum capitalization of $100 million. All issues are individually trader-priced monthly.

In reports or other communications to shareholders, the Fund may also describe general economic and market conditions affecting the Options and may compare the performance of the Options with (1) that of mutual funds included in the rankings prepared by Lipper or similar investment services that monitor the performance of insurance company separate accounts or mutual funds, (2) IBC/Donoghue's Money Fund Report, (3) other appropriate indices of investment securities and averages for peer universe of funds which are described in this Statement of Additional

Information, or (4) data developed by National Integrity or any of the Sub-Advisers derived from such indices or averages.

INDIVIDUALIZED COMPUTER GENERATED ILLUSTRATIONS

National Integrity may from time to time use computer-based software available through Morningstar, CDA/Wiesenberger and/or other firms to provide registered representatives and existing and/or potential owners of the contracts with individualized hypothetical performance illustrations for some or all of the Variable Account Options. Such illustrations may include, without limitation, graphs, bar charts and other types of formats presenting the following information: (i) the historical results of a hypothetical investment in a single Option; (ii) the historical fluctuation of the value of a single Option (actual and hypothetical); (iii) the historical results of a hypothetical investment in more than one Option; (iv) the historical performance of two or more market indices in relation to one another and/or one or more Options; (v) the historical performance of two or more market indices in comparison to a single Option or a group of Options; (vi) a market risk/reward scatter chart showing the historical risk/reward relationship of one or more mutual funds or Options to one or more indices and a broad category of similar anonymous variable annuity subaccounts; and (vii) Option data sheets showing various information about one or more Options (such as information concerning total return for various periods, fees and expenses, standard deviation, alpha and beta, investment objective, inception date and net assets). We reserve the right to republish figures independently provided by Morningstar or any similar agency or service.

PART 4 - DETERMINATION OF ACCUMULATION UNIT VALUES

The accumulation unit value of an Option will be determined on each day the New York Stock Exchange is open for trading. The accumulation units are valued as of the close of business on the New York Stock Exchange, which currently is 4:00 p.m., Eastern time. Each Option's accumulation unit value is calculated separately. For all Options, the accumulation unit value is computed by dividing the value of the securities held by the Option plus any cash or other assets, less its liabilities, by the number of outstanding units. Securities are valued using the amortized cost method of valuation, which approximates market value. Under this method of valuation, the difference between the acquisition cost and value at maturity is amortized by assuming a constant (straight-line) accretion of a discount or amortization of a premium to maturity. Cash, receivables and current payables are generally carried at their face value.

PART 5 - TAX FAVORED RETIREMENT PROGRAMS

The contracts described in the prospectus may be used in connection with certain tax-favored retirement programs, for groups and individuals. Following are brief descriptions of various types of qualified plans in connection with which National Integrity may issue a contract. National Integrity reserves the right to change its administrative rules, such as minimum contribution amounts, as needed to comply with the Code as to tax-favored retirement programs.

TRADITIONAL INDIVIDUAL RETIREMENT ANNUITIES

Code Section 408(b) permits eligible individuals to contribute to an individual retirement program known as a Traditional IRA. An individual who receives compensation and who has not reached age 70-1/2 by the end of the tax year may establish a Traditional IRA and make contributions up to the deadline for filing his or her federal income tax return for that year (without extensions). Traditional IRAs are subject to limitations on the amount that may be contributed, the persons who may be eligible, and on the time when distributions may begin. An individual may also rollover amounts distributed from another Traditional IRA, Roth IRA or another tax-favored retirement program to a Traditional IRA contract. Your Traditional IRA contract will be issued with a rider outlining the special terms of your contract that apply to Traditional IRAs. The Owner will be deemed to have consented to any other amendment unless the Owner notifies us that he or she does not consent within 30 days from the date we mail the amendment to the Owner.

ROTH INDIVIDUAL RETIREMENT ANNUITIES

Section 408(A) of the Code permits eligible individuals to contribute to an individual retirement program known as a Roth IRA. An individual who receives compensation may establish a Roth IRA and make contributions up to the deadline for filing his or her federal income tax return for that year (without extensions). Roth IRAs are subject to limitations on the amount that may be contributed, the persons who are eligible to contribute, and on the time when a tax-favored distribution may begin. An individual may also rollover amounts distributed from another Roth IRA or Traditional IRA to a Roth IRA contract. Your Roth IRA contract will be issued with a rider outlining the special terms of your contract which apply to Roth IRAs. Any amendment made for the purpose of complying with provisions of the Code and related regulations may be made without the consent of the Owner. The Owner will be deemed to have consented to any other amendment unless the Owner notifies us that he or she does not consent within 30 days from the date we mail the amendment to the Owner.

SIMPLE INDIVIDUAL RETIREMENT ANNUITIES

Currently, we do not issue Individual Retirement Annuities known as a "SIMPLE IRA" as defined in Section 408(p) of the Code.

TAX SHELTERED ANNUITIES

Section 403(b) of the Code permits the purchase of tax-sheltered annuities (TSA) by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. The contract is not intended to accept other than employee contributions. Such contributions are excluded from the gross income of the employee until the employee receives distributions from the contract. The amount of contributions to the TSA is limited to certain maximums imposed by Code sections 403(b), 415 and 402(g). Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions and withdrawals. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment. Your contract will be issued with a rider outlining the special terms that apply to a TSA.

SIMPLIFIED EMPLOYEE PENSIONS

Section 408(k) of the Code allows employers to establish simplified employee pension plans (SEP-IRAS) for their employees, using the employees' IRAs for such purposes, if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to IRAs. Employers intending to use the contract in connection with such plans should seek competent advice. The SEP-IRA will be issued with a rider outlining the special terms of the contract.

CORPORATE AND SELF-EMPLOYED (H.R. 10 AND KEOGH) PENSION AND PROFIT SHARING PLANS

Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the contract in order to provide benefits under the plans. Employers intending to use the contract in connection with these plans should seek competent advice. The Company can request documentation to substantiate that a qualified plan exists and is being properly administered. National Integrity does not administer such plans.

DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND TAX-EXEMPT ORGANIZATIONS

Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. To the extent the contracts are used in connection with an eligible plan, employees are considered general creditors of the employer and the employer as Owner of the contract has the sole right to the proceeds of the contract. However, Section 457(g), as added by the Small Business and Jobs Protection Act (SBJPA) of 1996, provides that on and after August 20, 1996, a plan maintained by an eligible governmental employer must hold all assets and income of the plan in a trust, custodial account, or annuity contract for the exclusive benefit of participants and their beneficiaries. Plans in existence on August 20, 1996, should have established a trust, custodial account, or annuity contract by January 1, 1999. Loans to employees may be permitted under such plans; however, a Section 457 plan is not required to allow loans. Contributions to a contract in connection with an eligible government plan are subject to limitations. Those who intend to use the contracts in connection with such plans should seek competent advice. The Company can request documentation to substantiate that a qualified plan exists and is being properly administered. National Integrity does not administer such plans.

DISTRIBUTIONS UNDER TAX FAVORED RETIREMENT PROGRAMs

Distributions from tax-favored plans are subject to certain restrictions. Participants in qualified plans, with the exception of five-percent owners, must begin receiving distributions by April 1 of the calendar year following the later of either (i) the year in which the employee reaches age 70-1/2 or (ii) the calendar year in which the employee retires. Participants in Traditional IRAs must begin receiving distributions by April 1 of the calendar year following the year in which the employee reaches age 70-1/2. Additional distribution rules apply after the participant's death. If you don't take mandatory distributions you may owe a 50% penalty tax on any difference between the required distribution amount and the amount distributed. Owners of traditional IRAs and five percent owners must begin distributions by age 70-1/2.

The Taxpayer Relief Act of 1997 creating Roth IRAs eliminates mandatory distribution at age 70 1/2 for Roth IRAs.

Distributions from a tax-favored plan (not including a Traditional IRA subject to Code Section 408(a) Roth IRA) to an employee, surviving spouse, or former spouse who is an alternate payee under a qualified domestic relations order, in the form of a lump sum settlement or periodic annuity payments for a fixed period of fewer than 10 years are subject to mandatory income tax withholding of 20% of the taxable amount of the distribution, unless (1) the distributee directs the transfer of such amounts in cash to another plan or Traditional IRA; or (2) the payment is a minimum distribution required under the Code. The taxable amount is the amount of the distribution less the amount allocable to after-tax contributions. All other types of taxable distributions are subject to withholding unless the distributee elects not to have withholding apply.

We are not permitted to make distributions from a contract unless a request has been made. It is therefore your responsibility to comply with the minimum distribution rules. You should consult your tax adviser regarding these rules and their proper application.

The above description of the federal income tax consequences of the different types of tax-favored retirement plans which may be funded by the contract is only a brief summary and is not intended as tax advice. The rules governing the provisions of plans are extremely complex and often difficult to comprehend. Anything less than full compliance with all applicable rules, all of which are subject to change, may have adverse tax consequences. A prospective Owner considering adoption of a plan and purchase of a contract in connection therewith should first consult a qualified and competent tax adviser, with regard to the suitability of the contract as an investment vehicle for the plan.

PART 6 - FINANCIAL STATEMENTS

Ernst & Young LLP, 250 East Fifth Street, Cincinnati, Ohio 45202 is our independent auditor and serves as independent auditor of the Separate Account. Ernst & Young LLP on an annual basis will audit certain financial statements prepared by management and express an opinion on such financial statements based on their audits.

The financial statements of the Separate Account as of December 31, 2002, and for the periods indicated in the financial statements and the statutory basis financial statements of Integrity as of and for the years ended December 31, 2002 and 2001 included in this SAI have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports included herein.

The financial statements of Integrity should be distinguished from the financial statements of the Separate Account and should be considered only as they relate to the ability of Integrity to meet its obligations under the contract. They should not be considered as relating to the investment performance of the assets held in the Separate Account

                                     PART C

                                OTHER INFORMATION


ITEM 24.    FINANCIAL STATEMENTS AND EXHIBITS

(a)    FINANCIAL STATEMENTS INCLUDED IN PART A:

       Section 1 - Condensed Financial Information for the Portfolios

       FINANCIAL STATEMENTS INCLUDED IN PART B:

       NATIONAL INTEGRITY SEPARATE ACCOUNT I:

       Report of Independent Auditors Statement of Assets and Liabilities as of December 31, 2002 Statement of Operations for the Year Ended December 31, 2002 Statements to Changes on Net Assets for the Years Ended December 31, 2002 and 2001 Notes to Financial Statements

       NATIONAL INTEGRITY LIFE INSURANCE COMPANY:

       Report of Independent Auditors
       Balance Sheets (Statutory Basis) as of December 31, 2002 and 2001 Statements of Income (Statutory Basis) for the Years Ended
          December 31, 2002 and 2001
       Statements of Changes in Capital and Surplus (Statutory Basis) for
          the Years Ended December 31, 2002 and 2001
       Statements of Cash Flows (Statutory Basis) for the Years Ended
          December 31, 2002 and 2001
       Notes to Financial Statements (Statutory Basis)

(b)    EXHIBITS:


       The following exhibits are filed herewith:

       1. Resolutions of the Board of Directors of National Integrity Life Insurance Company (NATIONAL INTEGRITY) authorizing the establishment of Separate Account I, the Registrant. Incorporated by reference from Registrant's Form N-4 registration statement (File No. 33-8905), filed on September 19, 1986.

       2.     Not applicable.

       3.(a) Form of Selling/General Agent Agreement among National Integrity, Integrity Financial Services, Inc. ("IFS") (the previous principal underwriter) and broker dealers. Incorporated by reference from post-effective amendment no. 5 to Registrant's Form N-4 registration statement (File No. 33-8905) filed on March 2, 1992.

       3.(b) Form of Variable Contract Principal Underwriter Agreement with Touchstone Securities, Inc. ("Touchstone Securities"). Incorporated by reference from Registrant's Form N-4 registration statement (File No. 33-56658) filed on April 28, 2000.

       4.(a) Form of trust agreement. Incorporated by reference from Registrant's Form N-4 registration statement (File No. 33-51126), filed on August 20, 1992.

       4.(b) Form of group variable annuity contract. Incorporated by reference from Registrant's Form N-4 registration statement (File No. 33-56658), filed on December 31, 1992.

       4.(c) Form of variable annuity certificate. Incorporated by reference from Registrant's Form N-4 registration statement (File No. 33-56658), filed on December 31, 1992.

       4.(d) Form of riders to certificate for qualified plans. Incorporated by reference from amendment no. 1 to Registrant's Form S-1 registration statement (File No. 33-51122), filed on November 10, 1992.

       5. Form of application. Incorporated by reference from Registrant's Form N-4 registration statement (File No. 33-56658), filed on December 31, 1992.

       6.(a) Certificate of Incorporation of National Integrity. Incorporated by reference from Registrant's Form N-4 registration statement (File No. 33-33119), filed on January 19, 1990.

       6.(b) By-Laws of National Integrity. Incorporated by reference from Registrant's Form N-4 registration statement (File No. 33-33119), filed on January 19, 1990.

       7. Reinsurance Agreement between National Integrity and Connecticut General Life Insurance Company (CIGNA) effective January 1, 1995 (filed herewith). Incorporated by reference from Registrant's Form N-4 registration statement (File No. 33-56658), filed on April 28, 1995.

       8.(a) Participation Agreement Among Variable Insurance Products Fund, Fidelity Distributors Corporation ("FDC") and National Integrity, dated November 20, 1990. Incorporated by reference from post-effective amendment no. 5 to Registrant's Form N-4 registration statement (File No. 33-8905), filed on March 2, 1992.

       8.(b) Participation Agreement Among Variable Insurance Products Fund II, FDC and National Integrity, dated November 20, 1990. Incorporated by reference from post-effective amendment no. 5 to Registrant's Form N-4 registration statement (File No. 33-8905), filed on March 2, 1992.

       8.(c) Amendment No. 1 to Participation Agreements Among Variable Insurance Products Fund, Variable Insurance Products Fund II, FDC, and National Integrity. Incorporated by reference from Registrant's Form N-4 registration statement (File No. 33-56658), filed on May 1, 1996.

       8.(d) Form of Participation Agreement Among Variable Insurance Products Fund III, FDC and National Integrity, incorporated by reference from Registrant's Form N-4 registration statement (File No. 33-56658) filed on May 6, 1998.

       8.(e). Form of Participation Agreement among The Legends Funds, Inc.
              (formerly known as the Integrity Series, Fund, Inc.) Touchstone Securities, Inc. (successor in interest to Integrity Financial Service, Inc.) and Integrity, incorporated by reference to Registrant's registration statement on Form N-4 (file No. 33-51268) filed August 24, 1992.

       8.(f). Form of Participation Agreement among Putnam Variable Trust,
              Putnam Mutual Fund Corp., Touchstone Securities, Inc. and National Integrity, incorporated by reference to Registrant's registration statement on Form N-4 registration statement (File No. 33-44892) filed November 13, 2000.

       8.(g) Form of Participation Agreement among Van Kampen funds, Inc. Touchstone Securities, Inc. and National Integrity, incorporated by reference to Registrant's registration statement filed on Form N-4 (File No. 33-44892) filed November 13, 2000.

       8.(h) Form of Participation Agreement among Touchstone Variable Series Trust, Touchstone Securities, Inc. and National Integrity, incorporated by reference to Registrant's registration statement filed on Form N-4 (File No. 333-44892) filed May 1, 2001.

       8.(I) Form of Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Touchstone Securities, Inc. and National Integrity Life Insurance Company.

       9.     Opinion and Consent of G. Stephen Wastek.

       10.    Consent of Ernst & Young LLP.

       11.    Not applicable.

       12.    Not applicable.

       13. Schedule for computation of performance quotations. Incorporated by reference from Registrant's Form N-4 registration statement (File No. 33-56658), filed on May 1, 1996.

ITEM 25.    DIRECTORS AND OFFICERS OF THE DEPOSITOR

            Set forth below is information regarding the directors and principal officers of National Integrity, the Depositor.

DIRECTORS:

NAME AND PRINCIPAL BUSINESS ADDRESS                     POSITION AND OFFICES WITH DEPOSITOR
John F. Barrett(1)                                      Director

Dennis L. Carr(1)                                       Director, Executive Vice President and Chief Actuary

Daniel J. Downing                                       Director
15 Matthews Street, Goshen, New York 10924

Dale Patrick Hennie                                     Director
990 Hickoryview Dr., Cincinnati, OH 45233

Eric C. Fast                                            Director
100 First Stamford Place
Stamford, Connecticut 06092

John R. Lindholm(1)                                     Director and President

Cameron F. MacRae                                       Director
125 W. 55th Street, New York, New York 10019

Newton Phelps Stokes Merril                             Director
One Wall St., New York, NY 10286

Robert L. Walker(2)                                     Director

William J. Williams(2)                                  Director

Donald J. Wuebbling(2)                                  Director

OFFICERS

NAME AND PRINCIPAL BUSINESS ADDRESS                     POSITION AND OFFICES WITH DEPOSITOR

William J. Williams(2)                                  Chairman of the Board

John F. Barrett(2)                                      Vice Chairman of the Board

John R. Lindholm(1)                                     Director and President

Dennis L. Carr(1)                                       Executive Vice President & Chief Actuary

James G. Kaiser                                         Executive Vice President
333 Ludlow Street, Stamford, Connecticut 06902


                                       3

Don W. Cummings(1)                                      Senior Vice President & Chief Financial Officer

William F. Ledwin(1)                                    Senior Vice President & Chief Investment Officer

William H. Guth(1)                                      Senior Vice President

Edward J. Haines(1)                                     Senior Vice President

Kevin L. Howard(1)                                      Senior Vice President

Jill R. Keinsley(1)                                     Senior Vice President

Kenneth A. Palmer                                       Senior Vice President, Producer & Client Services

John P. Ciprio(2)                                       Vice President

Daniel  J. Downing                                      Vice President
15 Matthews St., Suite 200, Goshen, New York, 10924

Laurel Durham(1)                                        Vice President, National Sales

David G. Ennis(2)                                       Vice President, Auditor

Phillip E. King(1)                                      Vice President

Paul M. Kruth(1)                                        Vice President

Mark W. Murphy(1)                                       Vice President

Richard K. Taulbee(2)                                   Vice President, Taxes

James J. Vance(2)                                       Vice President & Treasurer

M. Lisa Cooper(1)                                       Product Compliance Officer

David L. DiMartino(1)                                   Managing Actuary

Elizabeth A. Rubin(2)                                   Administrative Officer

Michael W. Collier(1)                                   Director of New Business

Lisa C. Heffley(1)                                      Director, Agent Licensing & Commissions

Joseph F. Vap(1)                                        Director, Financial Operations

Edward J. Babbitt(2)                                    Secretary

Meredith Hettinger(1)                                   Assistant Secretary

Robert F. Morand(2)                                     Assistant Secretary

Lee Ann Risner(1)                                       Assistant Secretary

G. Stephen Wastek(1)                                    Assistant Secretary

Jeffery D. Meek(2)                                      Assistant Treasurer

Heather G. Napier(2)                                    Assistant Treasurer

Elaine M. Reuss(2)                                      Assistant Treasurer


                                       4

Timothy D. Speed(2)                                     Assistant Treasurer

(1)  Principal Business Address: 515 West Market Street, Louisville, Kentucky
     40202
(2)  Principal Business Address: 400 Broadway, Cincinnati, Ohio 45202

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH NATIONAL INTEGRITY OR REGISTRANT

The Western and Southern Life Insurance Company ("WSLIC"); Ohio corporation

     Western-Southern Life Assurance Company ("WSLAC"); Ohio corporation; 100% owned by WSLIC

       Courtyard Nursing Care, Inc.; Ohio corporation; 100% owned by WSLAC;
          ownership and operation of real estate.

          IFS Financial Services, Inc. ("IFS"); Ohio corporation; 100% owned by
               WSLAC; development and marketing of financial products for distribution through financial institutions.

          IFS Systems, Inc.; Delaware corporation; 100% owned by IFS;
               development, marketing and support of software systems.

          IFS Insurance Agency, Inc.; Ohio corporation; 99% owned by IFS, 1% owned by William F. Ledwin; general insurance agency.

          Touchstone Securities, Inc.; Nebraska corporation; 100% owned by IFS;
               securities broker-dealer.

          Touchstone Advisors, Inc.; Ohio corporation; 100% owned by IFS;
               registered investment adviser.

          IFS Agency Services, Inc.; Pennsylvania corporation; 100% owned by
               IFS; general insurance agency.

          IFS Agency, Inc.; Texas corporation; 100% owned by an individual;
               general insurance agency.

          IFS General Agency, Inc.; Pennsylvania corporation; 100% owned by
               William F. Ledwin;

          Ft. Washington Brokerage Services, Inc.; Ohio corporation; 100% owned by IFS Financial Services, Inc.; registered investment advisor and broker dealer.

          IFS Fund Distributors, Inc.; Ohio corporation; 100% owned by IFS
               Financial Services, Inc.; registered broker dealer

          Integrated Fund Services, Inc.; Ohio corporation; 100% owned by IFS
               Financial Services, Inc; registered transfer agent.

     Integrity Life Insurance Company; Ohio corporation; 100% owned by WSLIC.

       National Integrity Life Insurance Company; New York corporation; 100% owned by Integrity Life Insurance Company.

     Seasons Congregate Living, Inc.; Ohio corporation; 100% owned by WSLIC;
          ownership and operation of real estate.

     Latitudes at the Moors, Inc.; Florida corporation; 100% owned by WSLIC;
          ownership and operation of real estate.

     WestAd Inc.; Ohio corporation; 100% owned by WSLIC, general advertising, book-selling and publishing.

     Fort Washington Investment Advisors, Inc.; Ohio corporation; 100% owned by
          WSLIC; registered investment adviser.

          Todd Investment Advisors, Inc.; Kentucky corporation; 100% owned by
               Fort Washington Investment Advisors, Inc.; registered investment adviser.

     Columbus Life Insurance Company; Ohio corporation; 100% owned by WSLIC;
          insurance.

          Colmain  Properties, Inc.; Ohio corporation; 100% owned by
               Columbus Life Insurance Company; acquiring, owning, managing, leasing, selling real estate.

               Colpick, Inc.; Ohio corporation; 100% owned by Colmain
                    Properties, Inc.; acquiring, owning, managing, leasing and selling real estate.

          CAI Holding Company, Inc.; Ohio corporation; 100% owned by Columbus
               Life Insurance Company; holding company.

               Capital Analysts Incorporated; Delaware corporation; 100% owned by CAI Holding Company; securities broker-dealer and registered investment advisor.

               Capital Analysts Agency, Inc.; Ohio corporation; 99% owned by
                    Capital Analysts Incorporated, 1% owned by William F. Ledwin; general insurance agency.


               Capital Analysts Agency, Inc.; Texas corporation; 100% owned by an individual who is a resident of Texas, but under contractual association with Capital Analysts Incorporated; general insurance agency.

               Capital Analysts Insurance Agency, Inc.; Massachusetts
                    corporation; 100% owned by Capital Analysts Incorporated; general insurance agency.

          CLIC Company I; Delaware corporation; 100% owned by Columbus Life
               Insurance Company; holding company.

          CLIC Company II; Delaware corporation; 100% owned by Columbus Life
               Insurance Company; holding company.

     Eagle Properties, Inc.; Ohio corporation; 100% owned by WSLIC; ownership, development and management of real estate.

          Seasons Management Company; Ohio corporation; 100 % owned by Eagle
               Properties, Inc.; management of real estate.

     Waslic Company II; Delaware corporation; 100% owned by WSLIC; holding company.

     WestTax, Inc.; Ohio corporation, 100% owned by WSLIC; preparation and electronic filing of tax returns.

     Florida Outlet Marts, Inc.; Florida corporation; 100% owned by WSLIC;
          ownership and operation of real estate.

     AM Concepts Inc.; Delaware corporation, 100% owned by WSLIC; venture capital investment in companies engaged in alternative marketing of financial products.

     Western-Southern Agency, Inc.; Ohio corporation; 99% owned by WSLIC; 1% owned by William F. Ledwin; general insurance agency.

     Western-Southern Agency Services, Inc.; Pennsylvania corporation; 100% owned by WSLIC; general insurance agency.

     W-S Agency of Texas, Inc.; Texas corporation; 100% owned by an individual;
          general insurance agency.

ITEM 27.    NUMBER OF CONTRACT OWNERS

            As of March 1, 2002 there were 5689 contract owners of Separate Account I of National Integrity.

ITEM 28.    INDEMNIFICATION

BY-LAWS OF TOUCHSTONE SECURITIES, INC. The By-Laws of Interactive Financial Solutions, now called Touchstone Securities provide, in Article IV, as follows:

     INDEMNIFICATION, GENERALLY. To the extent permitted by the law of the State of Ohio and subject to all applicable requirements thereof:

     Section 1. Any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he is or was a director, officer, employee, trustee, agent of another company or incorporator of the Company shall be indemnified by the Company;

     Section 4. Any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he is or was a director, officer, employee, trustee, agent of another company or incorporator of the Company and not covered by Section 1, may be indemnified upon approval of

          (a) a majority voted of a quorum consisting of disinterested directors, or
          (b)  independent legal counsel, or
          (c)  by the members, or
          (d) by the Court of Common Please of Hamilton County, Ohio or the court where such action was brought.

     Section 5. The related expenses of any such person in any other of said categories may be advanced by the Company.

ITEM 29.    PRINCIPAL UNDERWRITERS

     (a) Touchstone Securities is the principal underwriter for Separate Account
I. Touchstone Securities also serves as an underwriter for the contracts issued under National Integrity Life Insurance Company's Separate Accounts II and VUL; Integrity Life Insurance Company's Separate Accounts I, II, VUL and Ten; contracts issued under Western-Southern Life Assurance Company's Separate Accounts 1 and 2; The Legends Fund, Inc.; and for the shares of several series (Funds) of Touchstone Series Trust (formerly Select Advisors Trust A), Touchstone Strategic Trust, Touchstone Investment Trust and Touchstone Tax-Free Trust; each of which is affiliated with the Depositor. National Integrity is the Depositor of Separate Accounts I, II, and VUL.

     (b) The names and business addresses of the officers and directors of, and their positions with, Touchstone Securities, are as follows:



DIRECTORS:

NAME AND PRINCIPAL BUSINESS ADDRESS        POSITION AND OFFICES WITH TOUCHSTONE SECURITIES
 James N. Clark(1)                         Director

 Jill T. McGruder(3)                       Director, Chief Executive Officer and President

 Edward S. Heenan(1)                       Director and Controller

 William F. Ledwin(1)                      Director

 Donald J. Wuebbling(1)                    Director

 OFFICERS:

 Jill T McGruder(3)                        President and CEO


                                       7


 Richard K. Taulbee(1)                     Vice President

 Robert F. Morand(1)                       Secretary

 Patricia Wilson(1)                        Chief Compliance Officer

 Edward S. Heenan(1)                       Controller

 James J. Vance(1)                         Vice President and Treasurer

 Robert F. Morand(1)                       Secretary

 Terrie A. Wiedenheft(3)                   Chief Financial Officer

 Don W. Cummings(2)                        Vice President

 Elaine M. Reuss(1)                        Assistant Treasurer

 Jospeh Vap(2)                             Assistant Treasurer

 David L. Anders(2)                        Assistant Vice President

 Laurel S. Durham(2)                       Assistant Vice President

 Lisa C. Heffley(2)                        Assistant Vice President

 Patricia L. Tackett(2)                    Assistant Vice President

 Mark Murphy(2)                            Assistant Vice President

(1) Principal Business Address: 400 Broadway, Cincinnati, Ohio 45202
(2) Principal Business Address: 515 W. Market St. Louisville, Kentucky 40241
(3) Principal Business Address: 221 East Fourth St., Cincinnati, Ohio, 45202

(c) Not applicable.

ITEM 30.    LOCATION OF ACCOUNTS AND RECORDS

     The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by National Integrity at 515 West Market Street, Louisville, Kentucky 40202 or 15 Matthews Street, Suite 200, Goshen, New York 10924.

ITEM 31.    MANAGEMENT SERVICES

There are currently no management-related services provided to the Registrant.

ITEM 32.    UNDERTAKINGS

            The Registrant hereby undertakes:

            (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

            (b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

            (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

National Integrity represents that aggregate charges under variable annuity contracts described in this Registration Statement are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by National Integrity.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant and the Depositor have duly caused this amendment to the Registration Statement to be signed on their behalf, in the City of Louisville and State of Kentucky on the 17th day of January, 2003.

                              SEPARATE ACCOUNT I OF
                    NATIONAL INTEGRITY LIFE INSURANCE COMPANY
                                  (Registrant)

                  By: National Integrity Life Insurance Company
                                   (Depositor)



                            By: /s/ John R. Lindholm
                                John R. Lindholm
                                    President




                    NATIONAL INTEGRITY LIFE INSURANCE COMPANY
                                   (Depositor)


                            By: /s/ John R. Lindholm
                                John R. Lindholm
                                    President

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant and the Depositor have duly caused this amendment to the Registration Statement to be signed on its behalf, in the City of Louisville and State of Kentucky on this 17th day of January, 2003.

                    NATIONAL INTEGRITY LIFE INSURANCE COMPANY
                                   (Depositor)

                            By: /s/ John R. Lindholm
                                John R. Lindholm
                                    President

As required by the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.



PRINCIPAL EXECUTIVE OFFICER:  /s/ John R. Lindholm
                              John R. Lindholm, President
                              Date:  1/17/2003


PRINCIPAL FINANCIAL OFFICER:  /s/ Don W. Cummings
                              Don W. Cummings, Senior Vice President and
                              Chief Financial Officer
                              Date:  1/17/2003


PRINCIPAL ACCOUNTING OFFICER: /s/ Joseph F. Vap
                              Joseph F. Vap, Director, Financial Operations
                              Date:  1/17/2003

DIRECTORS:

/s/ John F. Barrett
John F. Barrett                                 Cameron F. MacRae
Date: 1/17/2003                                 Date:

/s/ Dennis L. Carr
Dennis L. Carr                                  Newton Phelps Stokes Merrill
Date: 1/17/2003                                 Date:

                                                /s/ Robert L. Walker
Daniel J. Downing                               Robert L. Walker
Date:                                           Date: 1/17/2003

                                                /s/ William J. Williams
Eric C. Fast                                    William J. Williams
Date:                                           Date: 1/17/2003

                                                /s/ Donald J. Wuebbling
Dale Patrick Hennie                             Donald J, Wuebbling
Date:                                           Date: 1/17/2003

/s/ John R. Lindholm
John R. Lindholm
Date: 1/17/2003